FORWARD LOOKING STATEMENTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
SUMMARY
RISK FACTORS
RATIO OF EARNINGS TO FIXED CHARGES
USE OF PROCEEDS
PRICE RANGE OF OUR COMMON STOCK
CAPITALIZATION
DESCRIPTION OF LYONS
DESCRIPTION OF CAPITAL STOCK
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
SELLING SECURITY HOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS

Filed pursuant to Rule 424(b)(3)
Registration No. 333-70140

$880,000,000

Novellus Systems, Inc.
Liquid Yield Option™ Notes due 2031
(Zero Coupon — Subordinated)

The Offering:

     We issued the LYONs in a private placement on July 26, 2001 with no original issue discount at an issue price of $1,000 per LYON. Selling security holders will use this prospectus to resell their LYONs and the shares of common stock issuable upon conversion and/or redemption of their LYONs. We will not pay interest on the LYONs unless contingent interest becomes payable. On July 26, 2031, the maturity date of the LYONs, a holder will receive $1,000 per LYON. The LYONs are subordinated to all our existing and future senior indebtedness and will be effectively subordinated to all existing and future liabilities of our subsidiaries. However, certain proceeds from the original issuance and sale of the LYONs have been pledged to secure our obligations under the LYONs until July 26, 2002, including our performance with respect to a holder’s option to require us to purchase some or all of their LYONs on July 26, 2002 for cash.

Convertibility of the LYONs:

     Holders may convert their LYONs into 13.09504 shares of our common stock per LYON, subject to adjustment, only if (1) the sale price of our common stock issuable upon conversion of a LYON reaches a specified threshold, (2) the LYONs are called for redemption, or (3) specified corporate transactions have occurred. Our common stock currently trades on the Nasdaq National Market under the symbol “NVLS.” The last reported bid price on the Nasdaq National Market for our common stock was $29.96 per share on September 24, 2001.

Contingent Interest:

     We will pay contingent interest to the holder of LYONs during the six-month period commencing July 27, 2004 and during any six-month period thereafter if the average market price of a LYON for a certain measurement period immediately preceding the applicable six-month period equals 120% or more of the issue price of the LYONs. The amount of contingent interest payable during any six-month period will be the sum of any contingent interest payable in the first and second three-month periods during such six-month period. During any three-month period in which contingent interest is payable, the contingent interest payable per LYON for such period will be equal to the greater of (1) .0625% of the average market price of a LYON for the measurement period referred to above, or (2) the sum of all regular cash dividends paid by us per share on our common stock during such three-month period multiplied by the number of shares of common stock issuable upon conversion of a LYON at the then applicable conversion rate. For United States federal income tax purposes, the LYONs will constitute contingent payment debt instruments. You should read the discussion of selected United States federal income tax consequences relevant to the LYONs beginning on page 38.

Purchase of LYONs by Novellus at the Option of the Holder:

     Holders may require us to purchase all or a portion of their LYONs on July 26, 2002, 2006, 2011, 2016, 2021 and 2026 at a price of $1,000 per LYON. We may choose to pay the purchase price of such LYONs in cash or common stock or a combination of cash and common stock; provided that we will pay the purchase price solely in cash on July 26, 2002. In addition, if we undergo a change in control on or before July 26, 2006, holders may require us to repurchase all or a portion of their LYONs for cash. Certain proceeds from the original issuance and sale of the LYONs have been pledged to secure our obligation to repurchase some or all of holders’ LYONs on July 26, 2002 in the event that holders elect to require us to repurchase their LYONs on that date.

Redemption of LYONs at the Option of Novellus:

     We may redeem all or a portion of the LYONs for cash at any time on or after July 26, 2004 for $1,000 per LYON.

     The LYONs and the shares of common stock issuable upon conversion of the LYONs are eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages (“PORTAL”) system of the National Association of Securities Dealers, Inc.

     Investing in the LYONs involves risks that are described in the “Risk Factors” section beginning on page 10 of this prospectus.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is October 12, 2001.

™Trademark of Merrill Lynch & Co., Inc.

FORWARD LOOKING STATEMENTS

     Certain information included or incorporated by reference in this document may be deemed to be “forward looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical facts, that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future, are forward looking statements. Such statements are characterized by terminology such as “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy,” and similar expressions. These statements are based on assumptions and assessments made by our management in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors our management believes to be appropriate. These forward looking statements are subject to a number of risks, uncertainties and assumptions, including those risks described in this offering memorandum under “Risk Factors,” or in the documents we incorporate by reference, as well as other factors which our management has not yet identified. Any such forward looking statements are not guarantees of future performances and actual results, developments and business decisions may differ from those envisaged by such forward looking statements. We disclaim any duty to update any forward looking statements, all of which are expressly qualified by the foregoing.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC file number is 000-17157. You can read and copy this information at the following locations of the SEC:

Public Reference Room 450 Fifth Street, N.W. Room 1024 Washington, D.C. 20549	Northeast Regional Office 7 World Trade Center Suite 1300 New York, New York 10048	Midwest Regional Office 500 West Madison Street Suite 1400 Chicago, Illinois 60661

     You can also obtain copies of these materials from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on its public reference room. The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like Novellus Systems, who file electronically with the SEC. The address of that site is www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     We are “incorporating by reference” into this prospectus certain information we file with the SEC. This means that we are disclosing important information to you by referring to those documents. Information that we file later with the SEC will automatically update information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus. We incorporate by reference the documents listed below:

•	Annual Report on Form 10-K for the year ended December 31, 2000;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001; and

•	Current Reports on Form 8-K, filed on January 26, 2001 and June 1, 2001, relating to updates to various disclosure items previously made under the Securities Exchange Act of 1934.

     In addition, all documents filed by us with the Commission pursuant to Section 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) after the date of this prospectus (other than current reports furnished under item 9 of Form 8-K) shall also be deemed to be incorporated by reference and will automatically update information in this prospectus.

     Any statements made in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this offering memorandum modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     You may request a copy of these filings at no cost, by writing or calling us at the following address or telephone number:

Investor Relations
Novellus Systems, Inc.,
4000 North First Street,
San Jose, California 95134
Tel: (408) 943-9700
Fax: (408) 943-3422

     Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in those documents.

SUMMARY

     The following summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference into this prospectus. Because this is a summary, it may not contain all the information that may be important to you. You should read the entire prospectus, as well as the information incorporated by reference, before making an investment decision. When used in this prospectus, except as the context otherwise requires, the terms “Novellus Systems,” “Novellus,” “we,” “our,” and “us” refer to Novellus Systems, Inc. and its consolidated subsidiaries.

Novellus Systems, Inc.

Overview

     Novellus Systems manufactures, markets and services advanced systems used to deposit thin conductive and insulating films on semiconductor devices, as well as equipment for preparing the device surface for these deposition processes. We are a leading supplier of high productivity deposition and surface preparation systems used in the fabrication of integrated circuits. Our growth strategy focuses on major semiconductor manufacturers and we have sold one or more of our systems to each of the 20 largest semiconductor manufacturers in the world.

     We focus on advanced thin film deposition systems and surface preparation equipment chemical vapor deposition (CVD), physical vapor deposition (PVD), “electrofill” (electroplating), photoresist strip, and residue removal systems. CVD systems employ a chemical plasma to deposit all of the dielectric (insulating) layers and certain of the conductive metal layers on the surface of a semiconductor wafer. PVD systems are used to deposit conductive metal layers by sputtering metallic atoms from the surface of a target source via high DC power. Electrofill systems are used for depositing copper conductive layers in a dual damascene design architecture using an aqueous solution.

     On January 10, 2001, we merged with GaSonics International Corporation (“GaSonics”), a leading developer and global supplier of photoresist and residue removal solutions used in advanced semiconductor device manufacturing. GaSonics now forms our Surface Integrity Group. The photoresist and residue removal systems manufactured by our Surface Integrity Group are used to clean and prepare the device surface after the manufacturing steps that precede the deposition process.

     We were incorporated in California in April 1984 and are headquartered in San Jose, California. The mailing address for our headquarters is 4000 North First Street, San Jose, California, 95134 and our telephone number is (408) 943-9700.

The Offering

LYONs	$880,000,000 aggregate principal amount of LYONs due July 26, 2031. We issued the LYONs at an issue price per LYON of $1,000.

Maturity of LYONs	July 26, 2031.

Yield to Maturity of LYONs	The LYONs have a yield to maturity of 0% per year, excluding any contingent interest.

No Cash Interest	We will not pay any cash interest on the LYONs unless contingent interest becomes payable. See “Description of LYONs — Contingent Interest.”

Subordination	Subject to the pledge of certain proceeds from the original sale and issuance of the LYONs described in the following paragraph, the LYONs are subordinated in right of payment to all of our existing and future senior indebtedness. As of June 30, 2001, (i) we had approximately $629.6 million of indebtedness outstanding that would have constituted senior indebtedness, reflecting among other indebtedness, trade and other payables and liabilities of a type not required to be reflected on a balance sheet in accordance with generally accepted accounting principals, but excluding intercompany liabilities; and (ii) our subsidiaries had $46.4 million of trade and other payables outstanding to which the LYONs would have been effectively subordinated. The indenture governing the LYONs does not limit the amount of indebtedness, including senior indebtedness, that we and our subsidiaries may incur. See “Description of LYONs — Subordination.”

Substantially all of the proceeds from the original issuance and sale of the LYONs have been pledged into a pledge account until July 26, 2002 to secure the performance of our obligations under the LYONs, including our obligation with respect to holders’ option to require us to purchase some or all of their LYONs on July 26, 2002 for cash. See “Description of LYONs — Security.”

Conversion Rights	For each LYON surrendered for conversion, if the conditions for conversion are satisfied, a holder will receive 13.09504 shares of our common stock. The conversion rate will be adjusted for certain reasons specified in the indenture, but will not be adjusted for accrued contingent interest, if any.

If, as of the last day of any calendar quarter beginning with the quarter ended September 30, 2001, the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such calendar quarter is more than 110% of the conversion price per share of common stock on the last trading day of such calendar quarter, then on and after the first day of the immediately succeeding calendar quarter, holders may surrender their LYONs for conversion into shares of common stock. The conversion price per share as of any day will equal the principal amount of a LYON, divided by the number of shares of common stock issuable upon a conversion of a LYON on that day.

Upon satisfaction of the foregoing condition, the LYONs will thereafter be convertible at any time, at the option of the holder, until the second business day immediately preceding July 26, 2031.

In addition, LYONs or portions of LYONs in integral multiples of $1,000 principal amount that have been called for redemption may be surrendered for conversion until the close of business on the second business day immediately preceding the redemption date. If we make a significant distribution to our shareholders or if we are a party to certain consolidations, mergers or binding share exchanges, LYONs may also be surrendered for conversion as provided in “Description of LYONs — Conversion Rights.”

The ability to surrender LYONs for conversion will expire at the close of business on the second business day immediately preceding July 26, 2031. See “Description of LYONs — Conversion Rights.”

Contingent Interest	We will pay contingent interest to the holders of LYONs during any six-month period from July 27 to January 26 and from January 27 to July 26, commencing July 27, 2004, if the average market price of a LYON for a five day measurement period equals 120% or more of the issue price of the LYONs.

The amount of contingent interest payable during any six-month period will be the sum of any contingent interest payable in the first and second three-month periods during such six-month period. During any three-month period in which contingent interest is payable, the contingent interest payable per LYON for such period will be equal to the greater of (1) .0625% of the average market price of a LYON for the Applicable Five Trading Day Period referred to above or (2) the sum of all regular cash dividends paid by us per share on our common stock during such three-month period multiplied by the number of shares of common stock issuable upon conversion of a LYON at the then applicable conversion rate.

Contingent interest, if any, will be payable to holders of LYONs as of the record date for the related common stock dividend or, if no cash dividend is paid by us during a quarter within the relevant six-month period, to holders of LYONs as of the 15th day preceding the last day of the relevant six-month period. We will make contingent interest payments on the last day of the relevant six-month period or, if we pay a regular cash dividend on our common stock during the relevant six-month period, on the payment date for such dividend.

Tax Original Issue Discount	The LYONs are debt instruments subject to the United States federal income tax contingent payment debt regulations. Holders should be aware that, even if we do not pay any contingent interest on the LYONs, and even though the LYONs will not be nominally issued at a discount, holders will be required to include interest in their gross income for United States federal income tax purposes. This imputed interest, also referred to as tax original issue discount, will accrue at a rate currently estimated at 8.62% per year, computed on a semiannual bond equivalent basis, which represents the yield we believe we would pay, as of the original issue date of the LYONs, on noncontingent, nonconvertible, fixed-rate debt with terms otherwise similar to the LYONs.

In accordance with our application of the contingent payment debt instrument regulations, holders will recognize a gain or loss on the sale, exchange, conversion or redemption of a LYON in an amount equal to the difference, if any, between the amount realized on the sale, exchange, conversion or redemption of a LYON, including the fair market value of any common stock received upon conversion or otherwise, and such holder’s adjusted tax basis in the LYON. Any gain recognized by such holder on the sale, exchange, conversion or redemption of a LYON generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. See “Certain United States Federal Income Tax Considerations.”

Purchase of LYONs by Novellus Systems at the Option of the Holder	Holders may require us to purchase all or a portion of their LYONs on July 26, 2002, 2006, 2011, 2016, 2021 and 2026, at a price of $1,000 per LYON.

We have pledged certain proceeds from the original issuance and sale of the LYONs to secure our obligation to purchase the LYONs on July 26, 2002 for cash by depositing the proceeds in a pledge account pursuant to a pledge agreement. The pledge agreement provides that any funds remaining in the pledge account (and which have not been set aside for the satisfaction of such repayment obligations) will be released to us from the pledge account on July 27, 2002. After such release, the LYONs will be unsecured. See “Description of LYONs — Security.”

We may choose to pay the purchase price in cash, shares of common stock (based on the prevailing market price thereof) or a combination of cash and shares of common stock provided that we will be required to pay the purchase price solely in cash on July 26, 2002. See “Description of LYONs — Purchase of LYONs by Novellus Systems at the Option of the Holder.”

Change in Control	Upon a change in control of Novellus occurring on or before July 26, 2006, each holder may require us to purchase all or a portion of such holder’s LYONs for cash at a price equal to $1,000 per LYON. See “Description of LYONs — Change in Control May Require Purchase of LYONs by Novellus Systems at the Option of the Holder.”

Redemption of LYONs at the Option of Novellus Systems	We cannot redeem the LYONs before July 26, 2004. We may redeem all or a portion of the LYONs for cash at any time on or after July 26, 2004, at a price equal to $1,000 per LYON. See “Description of LYONs — Redemption of LYONs at the Option of Novellus Systems.”

Sinking Fund	None.

Use of Proceeds	We will not receive any of the proceeds from the sale by any selling security holder of the LYONs or the common stock issuable upon conversion and/or redemption of the LYONs. See “Use of Proceeds.”

DTC Eligibility	The LYONs have been issued in book-entry form and are represented by one or more permanent global certificates deposited with a custodian for and registered in the name of a nominee of DTC in New York, New York. Beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. See “Description of

LYONs — Book-Entry System.”

Trading	The LYONs issued in the initial private placement are eligible for trading in the PORTAL system. LYONs sold using this prospectus, however, will no longer be eligible for trading in the PORTAL system. We do not intend to list the LYONs on any other national securities exchange or automated quotation system. Our common stock is traded on the Nasdaq National Market under the symbol “NVLS.”

RISK FACTORS

     An investment in the LYONs involves risks. Before making an investment decision, you should carefully read this entire prospectus, including this section and the documents incorporated by reference into this prospectus, including the section of our annual report on Form 10-K for the year ended December 31, 2000 entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Trends, Risks and Uncertainties.” Additional risks and uncertainties that are not yet identified or that we currently think are immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

Risks Related To Our Business

If the downturn in the semiconductor industry continues, our operating results could be materially negatively impacted.

     Our business depends predominantly on capital expenditures of semiconductor manufacturers, which in turn depends on the current and anticipated market demand for integrated circuits and products utilizing integrated circuits. The semiconductor industry has historically been very cyclical and has experienced periodic downturns, which have had a material adverse effect on the semiconductor industry’s demand for semiconductor processing equipment, including equipment manufactured and marketed by us. During periods of reduced and declining demand, we must be able to quickly and effectively align our cost structure with prevailing market conditions, and motivate and retain key employees. During periods of rapid growth, we must be able to acquire and/or develop sufficient manufacturing capacity to meet customer demand, and hire and assimilate a sufficient number of qualified people. No assurance can be given that our net sales and operating results will not be materially adversely affected if the current downturn in the semiconductor industry or in the economy generally continues. If the downturn in the semiconductor industry or the industries it relies on continues, our operating results could be materially adversely affected.

Intense competition in the semiconductor equipment industry exists and we expect competition to continue to intensify.

     The semiconductor equipment industry is highly competitive. We face substantial competition in the markets in which we compete, from both established competitors and potential new entrants. Certain of our competitors have greater financial, marketing, technical or other resources, broader product lines, greater customer service capabilities and larger and more established sales organizations and customer bases than us. We may also face future competition from new market entrants from overseas and domestic sources. We expect our competitors to continue to improve the design and performance of their products. There can be no assurance that our competitors will not develop enhancements to or future generations of competitive products that will offer superior price or performance features over our products, and there can be no assurance that we will be successful, or as successful as our competitors, in selecting, developing, manufacturing, and marketing our new products, or enhancing our existing products. Failure to successfully develop new products could materially adversely affect our revenues, financial condition, and results of operations. In addition, a substantial investment is required by our customers to install and integrate capital equipment into a semiconductor production line. As a result, once a semiconductor manufacturer has selected another vendor’s capital equipment, we believe that the manufacturer will be generally reliant upon that equipment vendor for the specific production line application. Accordingly, we may experience difficulty in selling a product to a particular customer for a significant period of time if that customer first selects a competitor’s product. Increased competitive pressure could lead to lower prices for our products, thereby adversely affecting our revenue and operating results. There can be no assurance that we will be able to compete successfully against established competitors and new entrants in the future.

Our maintenance of operations in several different countries exposes us to risks inherent in conducting business on an international level.

     Export sales accounted for approximately 64%, 62%, and 53% of net sales in 2000, 1999, and 1998, respectively, and approximately 55% of net sales for the six-month period ended June 30, 2001. We anticipate that export sales will account for a significant portion of net sales in the foreseeable future. As a result, a significant portion of our sales will be subject to certain risks, including tariffs and other barriers, difficulties in staffing and managing foreign subsidiary operations, difficulties in managing distributors, potentially adverse tax consequences and the possibility of difficulty in accounts receivable collection. We are also subject to the risks associated with the imposition of legislation and regulations relating to the import or export of semiconductor products. We cannot predict whether quotas, duties, taxes, or other charges or restrictions will be implemented by the United States or any other country upon the importation or exportation of our products in the future. There can be no assurance that any of these factors or the adoption of restrictive policies will not have a material adverse effect on our business, financial condition or results of operations.

     Moreover, each region in the global semiconductor equipment market exhibits unique characteristics that can cause capital equipment investment patterns to vary significantly from period to period. Periodic economic downturns, trade balance issues, political instability and fluctuations in interest and foreign currency exchange rates are all risks that could materially and adversely affect global products and service demand, and, therefore, our business operations and financial condition. Asian countries, particularly Japan, Korea and Taiwan are affected by banking, currency and other difficulties that contribute to the economic conditions in those countries. We derive a substantial portion of our revenues from customers in Asian countries, particularly Japan, Korea and Taiwan. Any negative economic conditions in this region could result in the cancellation or delay of orders for our products from our Asian customers, thus materially adversely affecting our business, financial condition or results of operations. In addition to the concerns described above, sales of systems shipped by our Japanese subsidiary are denominated in Japanese yen. We sell the systems to our Japanese subsidiary in U.S. dollars. We then enter into forward foreign exchange contracts to hedge against the short-term impact of foreign currency fluctuations of intercompany accounts payable denominated in U.S. dollars recorded by the Japanese subsidiary in order to manage this exposure. However, there can be no assurance that future changes in the Japanese yen will not have a material effect on our business, financial condition or results of operations.

Our common stock is subject to significant price fluctuations.

     The price of our common stock may be subject to wide fluctuations and possible rapid increases or declines in a short time period. These fluctuations may be due to factors specific to us such as variations in quarterly operating results or changes in analysts’ earnings estimates, or to factors relating to the semiconductor industry or to the securities markets in general, which, in recent years, have experienced significant price fluctuations. These fluctuations often have been unrelated to the operating performance of the specific companies whose stocks are traded. LYONs holders should be willing to incur the risk of such fluctuations. Sales of substantial amounts of common stock in the public market after any offering of our securities could adversely affect the market price of the outstanding common stock.

Our quarterly operating results are subject to significant fluctuations which could adversely affect our stock price.

     If our operating results are below the expectations of public market analysts or investors, then the market price of our common stock and LYONs could decline. We have experienced and expect to continue to experience significant fluctuations in our quarterly operating results. During each quarter, we customarily sell a relatively small number of systems that typically sell for prices in excess of $1 million. Our backlog at the beginning of each quarter does not necessarily include all system sales needed to achieve expected net sales for that quarter. Consequently, we are often dependent on obtaining orders for shipment in the same quarter that the order is received. Because we build our systems according to forecast, the absence of significant backlog for an extended period of time could hinder our ability to plan production and inventory levels, which could adversely affect operating results. Our net sales and operating results could also be adversely affected for a particular quarter if an anticipated order for even a few systems is not received in time to permit shipment during that quarter. Customers have and may continue to reschedule or cancel shipments, with, in the case of cancellations, little or no penalties, and production difficulties could delay shipments. A delay in a shipment in any quarter, due, for example, to an unanticipated shipment rescheduling, to cancellations by customers or to unexpected manufacturing difficulties experienced by us may cause net sales in such quarter to fall significantly below expectations and may materially adversely affect our operating results for such quarter. The timing of new product announcements and releases by us may also contribute to fluctuations in quarterly operating results, particularly in cases where new product offerings cause customers to defer ordering products from our existing product lines. Our results of operations could also be affected by new product announcements and releases by our competitors, the volume, mix and timing of orders received during a period, availability and pricing of key components, fluctuations in foreign exchange rates, and conditions in the semiconductor equipment industry. Our operating results also fluctuate based on gross profit realized on system sales. Gross profit as a percentage of net sales may vary based on a variety of factors, including the mix and average selling prices of products sold and costs to manufacture upgrades and customize systems. Because our operating expenses are based on anticipated net sales levels, and a high percentage of those expenses are relatively fixed, a variation in the timing of recognition of net sales and the level of gross profit from a single transaction can cause material variations in operating results from quarter to quarter.

The benefits of our merger with GaSonics may not be realized in a timely manner, if at all.

     Our integration with GaSonics is a complex, time consuming and expensive process and may disrupt our and GaSonics’ businesses if not completed in a timely and efficient manner. The challenges involved in this integration include the following: satisfying the needs of the combined company’s customers in a timely and efficient manner; maintaining our and GaSonics’ key customer relationships; persuading employees that our and GaSonics’ business cultures are compatible and retaining the combined company’s key management, marketing, customer support and technical personnel; maintaining management’s ability to focus on anticipating, responding to or utilizing changing technologies in the semiconductor industry; combining GaSonics’ product offerings and technologies with our product offerings and technologies effectively and quickly and coordinating research and development activities to enhance introduction of new products and technologies; maintaining GaSonics’ key supplier relationships; and introduction of new technologies by competitors to the marketplace which reduce GaSonics’ market share prior to the successful integration of the two companies. It is not certain that we and GaSonics can be successfully integrated in a timely manner, or at all, or that any of the anticipated benefits will be realized. Failure to do so could materially harm the business and operating results of the combined company. Also, we cannot assure you that the growth rate of the combined company will equal the historical growth rates experienced by us and GaSonics. Our employees and GaSonics’ employees may experience uncertainty about their future role with the combined company until or after strategies with regard to the combined company are announced or executed. This may adversely affect the combined company’s ability to attract and retain key management, marketing, sales, customer support and technical personnel, which could harm the combined company. The combined entity has incurred charges to operations to reflect costs associated with integrating the two companies, and may incur such further charges which we cannot currently reasonably estimate.

Future acquisitions might distract our management, disrupt our business and be dilutive to our investors.

     We may continue to make investments in complementary companies, products or technologies. If we buy a company or a division of a company, we could have difficulty in assimilating that company or division’s personnel and operations, which could negatively affect our revenue and operating results. In addition, the key personnel of the acquired company may decide not to work for us. If our customers are uncertain about our ability to operate on a combined basis, they could delay or cancel orders for our products. Furthermore, we may have to incur debt or issue equity securities, as we have in past acquisitions, to pay for any future acquisition. The issuance of these securities may be dilutive to our existing investors.

A large portion of our net sales is derived from sales to a few customers.

     Historically, we have sold a significant proportion of our systems in any particular period to a limited number of customers. Sales to our ten largest customers in 2000, 1999 and 1998 accounted for 71%, 71% and 61% of net sales, respectively, and 64% of net sales for the six-month period ended June 30, 2001. In 2000, two customers accounted for 14% and 10% of net sales, respectively. In 1999, three customers accounted for 17%, 13%, and 11% of net sales, respectively. In 1998, one customer accounted for 10% of net sales. We expect that sales of our products to relatively few customers will continue to account for a high percentage of our net sales in the foreseeable future. None of our customers have entered into a long-term agreement requiring them to purchase our products. We believe that sales to certain of our customers will decrease in the near future as those customers complete current purchasing requirements for new or expanded fabrication facilities. Although the composition of the group comprising our largest customers has varied from year to year, the loss of a significant customer or any reduction in orders from any significant customer, including reductions due to customer departures from recent buying patterns, market, economic or competitive conditions in the semiconductor industry or in the industries that manufacture products utilizing integrated circuits, could adversely affect our business, financial condition and results of operations. In addition, sales of our systems depend in significant part upon the decision of a prospective customer to increase manufacturing capacity or to expand current manufacturing capacity, both of which typically involve a significant capital commitment. We have from time to time experienced delays in finalizing system sales following initial system qualification. Due to these and other factors, our systems typically have a lengthy sales cycle during which we may expend substantial funds and management effort with no guarantee that we will sell a particular system.

If we fail to develop new and enhanced systems and to introduce these systems on a timely and cost-efficient basis, it may lead to reduced gross margins and a loss of market share.

     The semiconductor manufacturing industry is subject to rapid technological change and new product introductions and enhancements. Our ability to remain competitive in this market depends in part upon our ability to develop new and enhanced systems and to introduce these systems at competitive prices and on a timely and cost-effective basis. Accordingly, we devote a significant portion of our personnel and financial resources to research and development programs and seek to maintain close relationships with our customers to remain responsive to their product needs. Our current research and development efforts are directed at development of new systems and processes and improving existing system capabilities. We are focusing our research and development efforts on additional Concept Two modules, advanced PVD systems, advanced gap fill technology, primary conductor metals, low-K dielectric materials and additional advanced technologies for the next generation of smaller geometry fabrication lines, as well as equipment to process 300mm wafers. There is no assurance that our research and programs will allow us to remain responsive to our customers’ product needs or that our current or new customers will buy our new products.

Our research and development expenditures represent a substantial portion of our net sales.

     Our expenditures for research and development during 2000, 1999 and 1998 were $198.3 million, $129.1 million and $127.0 million, respectively, or approximately 15%, 20%, and 21% of net sales, respectively. We expect that research and development expenditures in future years will continue to represent a substantial percentage of our net sales. Our success in developing, introducing and selling new and enhanced systems depends upon a variety of factors, including product selection, timely and efficient completion of product design and development, timely and efficient implementation of manufacturing and assembly processes, product performance in the field and effective sales and marketing. There can be no assurance that we will be successful in selecting, developing, manufacturing and marketing new products or in enhancing our existing products. As is typical in the semiconductor capital equipment market, we have experienced delays from time to time in the introduction of, and have had certain technical and manufacturing difficulties with, certain of our systems and enhancements and may experience delays and technical and manufacturing difficulties in future introductions or volume production of new systems or enhancements. Our inability to complete the development or meet the technical specifications of any of our new systems or enhancements or to manufacture and ship these systems or enhancements in volume in a timely manner would materially adversely affect our business, financial condition and results of operations. In addition, we may incur substantial unanticipated costs to ensure the functionality and reliability of our future product introductions early in the product’s life cycle. If new products have reliability or quality problems, reduced orders or higher manufacturing costs, delays in collecting accounts receivable then additional service and warranty expense may result. Any of these events could materially adversely affect our business, financial condition and results of operations.

Any inability to protect our intellectual property adequately could impair our competitive advantage.

     We intend to continue to pursue the legal protection of our technology primarily through patent and trade secret protection. We currently hold over 100 patents and intend to file additional patent applications as appropriate. There can be no assurance that patents will be issued from any of these pending applications or that any claims allowed from existing or pending patents will be sufficiently broad to protect our technology. While we intend to protect our intellectual property rights vigorously, there can be no assurance that any patents held by us will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantages to us. We also rely on trade secrets and proprietary technology that we seek to protect, in part, through our confidentiality agreements with employees, consultants and other parties. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known to or independently developed by others. There has also been substantial litigation regarding patent and other intellectual property rights in semiconductor related industries. As described in documents that we incorporate by reference, we are currently involved in such litigation. Except as set forth in such documents, we are not aware of any material claim of infringement by our products of any patent or proprietary rights of others; however, we could become involved in additional litigation in the future. Although we do not believe the outcome of the current litigation will have a material impact on our business, financial condition or results of operations, no assurances can be given that this litigation or future litigation will not have such an impact. In addition to the current litigation, our operations, including the further commercialization of our products, could provoke additional claims of infringement from third parties. In the future, litigation may be necessary to enforce patents issued to us, to protect trade secrets or know-how owned by us, or to defend us against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Any such litigation could result in substantial cost and diversion of effort by us, which by itself could have a material adverse effect on our financial condition and operating results. Further, adverse determinations in such litigation could result in our loss of proprietary rights, subject us to significant liabilities to third parties, require us to seek licenses from third parties, or prevent us from manufacturing or selling our products, any of which could have a material adverse effect on our business, financial condition and results of operations.

We obtain certain key components from a single supplier or limited group of suppliers. Our failure to obtain certain key components for a prolonged period of time could negatively affect our business.

     We use numerous suppliers to supply parts, components and sub-assemblies for the manufacture and support of our products. We obtain certain key parts from a single supplier or a limited group of suppliers. These suppliers are, in some cases, thinly capitalized, independent companies that generate significant portions of their business from us and/or a small group of other companies in the semiconductor industry. Although we seek to reduce our dependence on these limited source suppliers, disruption or termination of certain of these sources could occur and such disruptions could have at least a temporary adverse effect on our operations. Moreover, a prolonged inability to obtain certain components could have a material adverse effect on our business, financial condition and results of operations and could result in damage to our customer relationships.

If we lose any of our key personnel our results of operations could be negatively impacted.

     Our success depends in large part on our ability to recruit and retain engineers and technicians, as well as marketing, sales, service and other key personnel, who in each case are in great demand. There can be no assurance that we will be successful in retaining or recruiting key personnel.

     Our success also depends to a significant extent upon a limited number of key employees and other members of senior management. The loss of the service of one or more of these key employees could have a material adverse effect on our business.

Significant nonperformance by counterparties to our contracts could expose us to a significant credit risk.

     We use financial instruments that potentially subject us to concentrations of credit risk. Such instruments include cash equivalents, short-term investments, accounts receivable, and financial instruments used in hedging activities. We invest our cash in a wide variety of financial instruments including, but not limited to, cash deposits, money market funds, commercial paper, certificates of deposit, readily marketable debt securities, or medium term notes. We place our investments with high-credit-quality financial institutions and limit our credit exposure from any one financial institution or instrument. To date, we have not experienced material losses on these investments. We perform ongoing credit evaluations of our customers’ financial condition and generally require no collateral. We have exposure to nonperformance by counterparties on the foreign exchange contracts used in hedging activities. These counterparties are large international financial institutions and to date, no such counterparty has failed to meet its financial obligations to us. While we continuously monitor our positions and the credit ratings of counterparties and the amount of contracts we enter into with any one party, there can be no assurance that there will be no significant nonperformance by these counterparties and that this would not materially adversely affect our business, financial condition, and results of operations.

Risks Related To The LYONs

An active trading market for the LYONs may not develop.

     The LYONs comprise a new issue of securities for which there is currently no public market. The LYONs issued in the initial private placement are eligible for trading in the PORTAL system. LYONs sold using this prospectus, however, will no longer be eligible for trading in the PORTAL system. We do not intend to list the LYONs on any other national securities exchange or automated quotation system. We do not know whether an active trading market will develop for the LYONs. If the LYONs are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the price of our common stock, our performance and other factors.

     Although the LYONs and the shares of common stock issuable upon conversion thereof were eligible for trading on the PORTAL system, we cannot assure you that an active trading market for the LYONs will develop or as to the liquidity or sustainability of any such market. In addition, the LYONs have a number of features, including conditions to conversion, which, if not met, could result in a holder receiving less than the value of common stock into which a LYON is otherwise convertible.

We may not have the funds necessary to purchase LYONs at the option of the holders or upon a change in control.

     On July 26, 2002, 2006, 2011, 2016, 2021 and 2026, holders of LYONs may require us to purchase their LYONs. Although any obligation on our part to purchase the LYONs on July 26, 2002 will be secured pursuant to the terms of the pledge agreement, it is possible that, with respect to any other date upon which we could be required to purchase the LYONs, we would not have sufficient funds to make the required purchase. We may be required to pay all or a portion of the purchase price in shares of our common stock, subject to satisfying the conditions in the indenture for making such payments. If we were unable to satisfy the conditions in the indenture to use our common stock to pay the purchase price, we could be in default of our obligations on the LYONs. In addition, if we fail to deliver our common stock upon a conversion of a LYON and thereafter become the subject of bankruptcy proceedings, a holder’s claim for damages arising from such failure could be subordinated to all of our existing and future obligations. See “Description of LYONs — Purchase of LYONs by Novellus Systems at the Option of the Holder.”

     In addition, upon the occurrence of certain specific kinds of change in control events occurring on or before July 26, 2006, we would be required to offer to purchase for cash all outstanding LYONs. However, it is possible that upon a change in control we would not have sufficient funds to make the required purchase of LYONs or that restrictions in our outstanding indebtedness would not allow those purchases. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our outstanding indebtedness, would not necessarily constitute a “change in control” under the Indenture. See “Description of LYONs — Change in Control May Require Purchase of LYONs by Novellus Systems at the Option of the Holder.”

There are risks to holders in the event of a bankruptcy.

     Access to the net proceeds from the sale of the LYONs pledged to secure our performance with respect of the LYONs until July 26, 2002 will be subject to the automatic stay provisions of the Bankruptcy Code in the event of our bankruptcy. Therefore, it is possible that there will be a delay while the bankruptcy court considers the issue, in which case our bankruptcy may cause a delay in receipt of amounts pledged.

The LYONs will be characterized as indebtedness of ours for United States federal income tax purposes. Accordingly, you will be required to include, in your income, interest with respect to the LYONs.

     The LYONs will constitute contingent payment debt instruments. As a result, you will be required to include amounts in income, as ordinary income, in advance of the receipt of the cash or other property attributable thereto. The amount of interest income required to be included by you for each year will be in excess of the yield to maturity of the LYONs. You will recognize a gain or loss on the sale, purchase by us at your option, exchange, conversion or redemption of a LYON in an amount equal to the difference between the amount realized on such sale, purchase by us at your option, exchange, conversion or redemption, including the fair market value of any of our common stock received upon conversion or otherwise, and your adjusted tax basis in the LYON. Any gain recognized by you on sale, purchase by us at your option, exchange, conversion or redemption of a LYON generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. A summary of the United States federal income tax consequences of ownership of the

LYONs is described in this offering memorandum under the heading “Certain United States Federal Income Tax Considerations.”

RATIO OF EARNINGS TO FIXED CHARGES

     The following table shows the ratio of earnings to fixed charges of Novellus for the six months ended June 30, 2001 and each of the five most recent fiscal years.

Six months
ended June 30,	Year ended December 31,

2001	2000	1999	1998	1997	1996

21.78	16.30	6.95	6.33	—	146.59

     The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings before income taxes and before the cumulative effect of a change in accounting principle plus fixed charges. Fixed charges consist of interest expense and that portion of net rental expense deemed representative of interest. In the year ended December 31, 1997, we incurred a loss of $92.7 million, net of an income tax benefit of $23.8 million. Fixed charges for this period were $5.0 million.

USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the LYONs or shares of common stock by the selling securityholders. See “Selling Security holders,” for a list of those entities who may receive proceeds from the sale of the LYONs, or shares of common stock. Substantially all of the proceeds from the original issuance and sale of the LYONs have been pledged into a pledge account until July 26, 2002 to secure the performance of our obligations under the LYONs, including our obligation with respect to holders’ option to require us to purchase some or all of their LYONs on July 26, 2002 for cash. See “Description of LYONs — Security.”

PRICE RANGE OF OUR COMMON STOCK

     Our common stock is traded on the Nasdaq National Market under the symbol “NVLS”. The table below presents, for the calendar quarters indicated, the high and low per share closing sale prices of our common stock as reported on the Nasdaq National Market.

Calendar Quarter	High(1)	Low(1)

1999

First Quarter	$25.17	$16.48

Second Quarter	23.58	14.96

Third Quarter	25.29	17.29

Fourth Quarter	42.79	22.29

2000

First Quarter	69.94	39.27

Second Quarter	66.69	40.06

Third Quarter	68.44	43.88

Fourth Quarter	47.75	25.94

2001

First Quarter	48.38	35.13

Second Quarter	58.09	33.88

Third Quarter through September 24, 2001	56.66	28.00

(1)	Stock prices have been restated to reflect our three-for-one stock split, effective January 15, 2000.

     We have not paid cash dividends on our common stock since our inception, and our board of directors presently plans to reinvest our earnings in our business. Accordingly, it is anticipated that no cash dividends will be paid to holders of common stock in the foreseeable future. Additionally, certain covenants set forth in our lines of credit with certain banks prohibit us from paying dividends on our common stock.

     On September 24, 2001, the reported closing sale price of our common stock on the Nasdaq National Market was $29.96 per share. On July 19, 2001, the closing bid price, which was used in pricing the initial issuance and sale of LYONs, was $50.24 per share.

     As of September 19, 2001, there were 977 holders of record of our common stock.

CAPITALIZATION

     The following table sets forth our consolidated capitalization as of June 30, 2001:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the original issuance and sale of the LYONs.

     This table should be read in conjunction with our consolidated financial statements and the related notes, in each case incorporated by reference into this offering memorandum. See “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

	As of June 30, 2001

	Actual	As Adjusted

	(unaudited, in thousands)
Cash and cash equivalents	$1,254,317	$1,251,665

Restricted cash	—	865,052	(1)

Current liabilities	347,924	347,924

Banking line of credit	27,547	27,547

Long-term debt:

LYONs, offered hereby (net of issuance cost)	—	862,400	(2)

Total liabilities	375,471	1,237,871

Stockholders’ equity:

Preferred stock, no par value; Authorized shares — 10,000,000 Issued and outstanding shares — none

Common stock, no par value;

Authorized shares — 240,000,000 Issued and outstanding shares — 143,098,000	1,260,381	1,260,381

Retained earnings	594,815	594,815

Accumulated other comprehensive income	(3,356)	(3,356)

Total stockholders’ equity	$1,851,840	$1,851,840

Total capitalization (long-term debt plus total stockholders’ equity)	$1,851,840	$2,714,240

(1)	Most of these net proceeds of the LYONs have been deposited pursuant to the pledge agreement as security for the performance of our obligations under the LYONs. The pledge agreement will expire on July 26, 2002 and funds remaining in the pledged account, if any, will be released to us on July 27, 2002. See “Description of LYONs — Security.”

(2)	Security holders may require us to purchase all or a portion of their LYONs for cash on July 26, 2002.

DESCRIPTION OF LYONS

     We issued the LYONs under an indenture, dated July 26, 2001, between us and LaSalle Bank National Association, as trustee. The following summary is not complete, and is subject to, and qualified by reference to, all of the provisions of the LYONs, the indenture and the pledge agreement. As used in this description, the words “we,” “us,” “our”, “Novellus”, or “Novellus Systems” do not include any current or future subsidiary of Novellus Systems.

General

     On July 26, 2001, we issued $880,000,000 aggregate issue price of LYONs. The LYONs will mature on July 26, 2031. The principal amount of each LYON is $1,000. The LYONs are payable at the office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for such purpose, in Chicago, Illinois.

     We will not make periodic payments of interest on the LYONs, other than contingent interest payments, if any, as described below. Each LYON was issued at an issue price of $1,000 per LYON.

     The LYONs are debt instruments subject to United States Treasury regulations that govern contingent payment debt instruments. The LYONs were issued with original issue discount for United States federal income tax purposes, referred to herein as tax original issue discount. Even if we do not pay any contingent interest on the LYONs, and even though the LYONs were not nominally issued at a discount, holders will be required to include accrued tax original issue discount in their gross income for United States federal income tax purposes. Each holder will agree in the indenture to treat the LYONs as contingent payment debt instruments for United States federal income tax purposes, and to be bound by our application of the contingent payment debt regulations, including our determination that the rate at which interest will be deemed to accrue for federal income tax purposes will be 8.62%, compounded semi- annually, which we have determined to be the rate comparable to the fixed rate at which we would borrow on a noncontingent, nonconvertible debt security with no contingent payments, but with terms and conditions otherwise comparable to the LYONs. Accordingly, each holder will be required to accrue interest on a constant yield to maturity basis at that rate, with the result that a holder will recognize taxable income significantly in excess of cash, if any, received while the LYONs are outstanding. In addition, a holder will recognize ordinary income upon a conversion of a LYON into our common stock. See “Certain United States Federal Income Tax Considerations.”

     We may not reissue a LYON that has matured or been converted, purchased by us at the option of a holder, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such LYON.

     LYONs may be presented for conversion at the office of the conversion agent, and for exchange or registration of transfer at the office of the registrar, each such agent initially being the trustee. We will not charge a service fee for any registration of transfer or exchange of LYONs. However, we may require the holder to pay any tax, assessment or other governmental charge payable as a result of such transfer or exchange.

Subordination

     Subject to the pledge agreement described below under “— Security” which secures our obligations under the LYONs until July 26, 2002, including our obligation to purchase some or all of a holder’s LYONs for cash on July 26, 2002 upon a holder’s election, payments on the LYONs will, to the extent provided in the indenture, be subordinated in right of payment to the prior payment in full of all of our existing and future senior indebtedness (as defined below). Payments on the LYONs will also effectively be subordinated to all existing and future indebtedness of our subsidiaries. As of June 30, 2001, (i) we had approximately $629.6 million of indebtedness outstanding that would have constituted senior indebtedness, reflecting among other indebtedness, trade and other payables and liabilities of a type not required to be reflected on a balance sheet in accordance with generally accepted accounting principals, but excluding intercompany liabilities; and (ii) our subsidiaries had $46.4 million of trade and other payables outstanding to which the LYONs would have been effectively subordinated. The indenture governing the LYONs does not limit the amount of indebtedness, including senior indebtedness, that we and our subsidiaries may incur.

     Upon any payment or distribution of assets of Novellus Systems to its creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other similar proceedings, and subject to the holders’ rights under the pledge agreement, the holders of all senior indebtedness shall first be entitled to receive payment in full of all amounts due or to become due thereon, or payment of such amounts shall have been provided for, before the holders of the LYONs shall be entitled to receive any payment or distribution with respect to any LYONs.

     By reason of this subordination, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the LYONs may receive less, ratably, than our other creditors. The LYONs are also subordinated by operation of law to all indebtedness and other liabilities, including our trade payables, and the trade payables of our subsidiaries.

     In addition (except, in each case, for payments made from funds then held pursuant to the pledge agreement for the benefit of holders of the LYONs), no payment of the principal amount at the maturity of the LYONs, issue price, redemption price, purchase price, change in control purchase price, contingent interest, if any, or liquidated damages, if any, with respect to any LYONs may be made by us, nor may we pay cash with respect to the purchase price of any LYONs (other than for fractional shares) or acquire any LYONs for cash or property (except as set forth in the indenture) if:

(1)	any payment default on any senior indebtedness has occurred and is continuing beyond any applicable grace period; or

(2)	any default other than a payment default with respect to senior indebtedness occurs and is continuing that permits the acceleration of the maturity thereof and such default is either the subject of judicial proceedings or we receive a written notice of such default from the holders of such senior indebtedness.

     Notwithstanding the foregoing, we may resume payments with respect to the LYONs and may acquire LYONs:

•	when the default with respect to the senior indebtedness is cured or waived; or

•	in the case of a default described in (2) above, 179 or more days pass after notice of the default is received by us unless the maturity of the senior indebtedness is accelerated, provided that the terms of the indenture otherwise permit the payment or acquisition of the LYONs at that time.

     No new period of payment blockage may be commenced pursuant to a similar notice relating to the same default on the same issue of senior indebtedness unless nine months have elapsed since the notice of default was received by us as provided above.

     In addition (except for a payment made from funds then held pursuant to the pledge agreement for the benefit of the holders of LYONs until July 26, 2002), no payment may be made on the LYONs if any LYONs are declared due and payable prior to their stated maturity by reason of the occurrence of an event of default until the earlier of 120 days after the date of such acceleration or the payment in full of all senior indebtedness, but only if such payment is then otherwise permitted under the terms of the indenture. Notwithstanding the foregoing, upon the expiration of any payment blockage period described above, holders of the LYONs are required to pay over any amounts collected by such holders (other than amounts received by each holder from funds held for the benefit of holders of LYONs pursuant to the pledge agreement) to the holders of senior indebtedness to the extent necessary to pay all holders of senior indebtedness in full.

     The term “senior indebtedness” of Novellus Systems means the principal and unpaid interest on all present and future:

(1)	indebtedness of Novellus Systems for borrowed money;

(2)	obligations of Novellus Systems evidenced by bonds, debentures, notes or similar instruments;

(3)	obligations of Novellus Systems under (a) interest rate swaps, caps, collars, options, and similar arrangements, (b) any foreign exchange contract, currency swap contract, futures contract, currency option contract, or other foreign currency hedge, and (c) credit swaps, caps, floors, collars and similar arrangements;

(4)	indebtedness incurred, assumed or guaranteed by Novellus Systems in connection with the acquisition by it or a subsidiary of Novellus Systems of any business, properties or assets (except purchase money indebtedness classified as accounts payable under generally accepted accounting principles);

(5)	all obligations and liabilities, contingent or otherwise, in respect of leases of Novellus Systems required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet of Novellus Systems and all obligations and liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, in connection with the lease of real property which provides that Novellus Systems is contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the lessor and the obligations of Novellus Systems under such lease or related document to purchase or to cause a third party to purchase such leased property;

(6)	reimbursement obligations of Novellus Systems in respect of letters of credit relating to indebtedness or other obligations of Novellus Systems that qualify as indebtedness or obligations of the kind referred to in clauses (1) through (5) above; and

(7)	obligations of Novellus Systems under direct or indirect guaranties in respect of, and obligations (contingent or otherwise) to purchase or otherwise acquire, or otherwise to assure a creditor against loss in respect of, indebtedness or obligations of others of the kinds referred to in clauses (1) through (6) above, in each case unless in the instrument creating or evidencing the indebtedness or obligation or pursuant to which the same is outstanding it is provided that such indebtedness or obligation is not senior in right of payment to the LYONs or that such indebtedness or obligation is subordinated to any other indebtedness or obligation of Novellus Systems, unless such indebtedness or obligation expressly provides that such indebtedness or obligations are to be senior in right of payment to the LYONs.

     The LYONs are effectively subordinated to all existing and future liabilities of Novellus Systems’ subsidiaries. Any right of Novellus Systems to participate in any distribution of the assets of any of its subsidiaries upon the liquidation, reorganization or insolvency of such subsidiary (and the consequent right of the holders of the LYONs to participate in those assets) will be subject to the claims of the creditors (including trade creditors) of such subsidiary, except to the extent that claims of Novellus Systems itself as a creditor of such subsidiary may be recognized, in which case the claims of Novellus Systems would still be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by Novellus Systems. The indenture does not restrict Novellus Systems from incurring additional indebtedness, including senior indebtedness.

Conversion Rights

     The initial conversion rate is 13.09504 shares of common stock per LYON, subject to adjustment upon the occurrence of certain events described below. A holder of a LYON otherwise entitled to a fractional share will receive cash in an amount equal to the value of such fractional share based on the sale price, as defined below under “— Purchase of LYONs by Novellus Systems at the Option of the Holder,” on the trading day immediately preceding the conversion date.

     Holders may surrender LYONs for conversion into shares of our common stock only if at least one of the conditions described below is satisfied.

     Conversion Based on Common Stock Price.

     If, as of the last day of any calendar quarter beginning with the quarter ended September 30, 2001, the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such calendar quarter is more than 110% of the conversion price per share of common stock on the last trading day of such calendar quarter, then on and after the first day of the immediately succeeding quarter, holders may surrender their LYONs for conversion into shares of common stock. Upon satisfaction of the foregoing condition, the LYONs will be convertible at any time at the option of the holder, through two business days prior to July 26, 2031.

     Conversion Upon Notice of Redemption.

     A holder may surrender for conversion a LYON that has been called for redemption at any time prior to the close of business on the second business day immediately preceding the redemption date, even if it is not otherwise convertible at that time. A LYON for which a holder has delivered a purchase notice or a change in control purchase notice as described below requiring us to purchase the LYON may be surrendered for conversion only if that notice is withdrawn in accordance with the indenture.

     Conversion Upon Occurrence of Certain Corporate Transactions.

     If we are party to a consolidation, merger or binding share exchange pursuant to which our shares of common stock would be converted into cash, securities or other property, or to a sale of all or substantially all of our assets, the LYONs may be surrendered for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of such transaction and, at the effective time, the right to convert a LYON into shares of common stock will be changed into a right to convert it into the kind and amount of cash, securities or other property of Novellus Systems or another person which the holder would have received if the holder had converted the holder’s LYON immediately prior to the transaction. If such transaction also constitutes a Change in Control, as defined in the indenture, the holder will be able to require us to purchase all or a portion of such holder’s LYONs as described under “— Change in Control Permits Purchase of LYONs by Novellus Systems at the Option of the Holder.”

     Delivery of Common Stock.

     On conversion of a LYON, a holder will not, except as described below, receive any cash payment of contingent interest. Our delivery to the holder of the full number of shares of common stock into which the LYON is convertible, together with any cash payment for such holder’s fractional shares, will be deemed:

•	to satisfy our obligation to pay the principal amount at maturity of the LYON; and

•	to satisfy our obligation to pay tax original issue discount attributable to the period from the issue date through the conversion date, as well as any obligation to pay contingent interest.

     As a result, accrued tax original issue discount is deemed to be paid in full rather than cancelled, extinguished or forfeited.

     If contingent interest is payable to holders of LYONs during any particular six-month period, and such LYONs are converted after the applicable accrual or record date therefor and prior to the next succeeding interest payment date, such LYONs upon surrender for conversion must be accompanied by funds equal to the amount of contingent interest payable on the principal amount of LYONs so converted, unless such LYONs are converted after they have been called for redemption, in which case no such payment shall be required by the holder and the holder will receive a cash payment for all accrued and unpaid contingent interest to the redemption date.

     The conversion rate will not be adjusted for accrued contingent interest, if any. A certificate (or such other evidence of ownership) for the number of full shares of common stock into which any LYON is converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable following the conversion date. For a discussion of the tax treatment of a holder receiving shares of common stock upon conversion, see “Certain United States Federal Income Tax Considerations — Sale, Exchange, Conversion or Redemption.

     To convert a LYON into shares of common stock, a holder must:

•	complete and manually sign the conversion notice on the back of the LYON or complete and manually sign a facsimile of the conversion notice and deliver the conversion notice to the conversion agent;

•	surrender the LYON to the conversion agent;

•	if required by the conversion agent, furnish appropriate endorsements and transfer documents; and

•	if required, pay all transfer taxes, assessments or other government charges.

     Under the indenture, the date on which all of the foregoing requirements have been satisfied is the conversion date.

     Conversion Rate Adjustments.

        The conversion rate will be adjusted for:

•	dividends or distributions on our shares of common stock payable in shares of common stock or other capital stock of Novellus Systems;

•	subdivisions, combinations or certain reclassifications of shares of our common stock;

•	distributions to all holders of shares of our common stock of certain rights to purchase shares of our common stock for a period expiring within 60 days of the record date for such distribution at less than the sale price of our common stock at the time; and

•	distributions to all holders of our shares of common stock of our assets (including shares of capital stock of a subsidiary or equity investment of ours) or debt securities or certain rights to purchase our securities (excluding cash dividends or other cash distributions from current or retained earnings other than extraordinary cash dividends). “Extraordinary cash dividends” means the amount of any cash dividend or distribution that, together with all other cash dividends paid during the preceding 12-month period, are on a per share basis in excess of the sum of (1) 5% of the sale price of the shares of our common stock on the day preceding the date of declaration of such dividend or other distribution, and (2) the amount equal to the quotient of (x) any contingent interest paid on a LYON during such 12-month period divided by (y) the number of shares of common stock issuable upon conversion of a LYON at the conversion rate in effect on the payment date of such contingent interest.

     In the event that we pay a dividend or make a distribution on shares of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such dividend or distribution on the principal United States securities exchange or market on which the securities are then listed or quoted. In the event we elect to make a distribution described in the third or fourth bullet of the preceding paragraph which, in the case of the fourth bullet, has a per share value equal to more than 15% of the sale price of our shares of common stock on the day preceding the declaration date for such distribution, we will be required to give notice to the holders of LYONs at least 20 days prior to the ex-dividend date for such distribution and, upon the giving of such notice, the LYONs may be surrendered for conversion at any time until the close of business on the business day prior to the ex-dividend date or until we announce that such distribution will not take place.

     No adjustment to the conversion rate or the ability of a holder of a LYON to convert will be made if holders of LYONs will participate in the transaction without conversion or in certain other cases. The indenture permits us to increase the conversion rate from time to time.

     In the event of:

•	a taxable distribution to holders of shares of our common stock which results in an adjustment of the conversion rate; or

•	an increase in the conversion rate at our discretion,

the holders of LYONs may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. See “Certain United States Federal Income Tax Considerations — Constructive Dividends.”

     Upon determination that LYON holders are or will be entitled to convert their LYONs into shares of common stock in accordance with the foregoing provisions, we will issue a press release and publish such determination on our web site.

Contingent Interest

     Subject to the accrual and record date provisions described below, we will pay contingent interest to the holders of LYONs during any six-month period from July 27 to January 26 and from January 27 to July 26, commencing July 27, 2004, if the average market price of a LYON for the Applicable Five Trading Day Period equals 120% or more of the issue price for such LYON. “Applicable Five Trading Day Period” means the five trading days ending on the third trading day immediately preceding the first day of the relevant six-month period, unless we declare a dividend for which the record date falls prior to the first day of a six month period but the payment date falls within such six-month period, in which case the “Applicable Five Trading Day Period” means the five trading days ending on the third trading day immediately preceding such record date.

     The amount of contingent interest payable during any six-month period will be the sum of any contingent interest payable in the first and second three-month periods during such six-month period. During any three-month period in which contingent interest is payable, the contingent interest payable per LYON for such period will be equal to the greater of (1) .0625% of the average market price of a LYON for the Applicable Five Trading Day Period referred to above or (2) the sum of all regular cash dividends paid by us per share on our common stock during such three-month period multiplied by the number of shares of common stock issuable upon conversion of a LYON at the then applicable conversion rate.

     Contingent interest, if any, will accrue and be payable to holders of LYONs as of the record date for the related common stock dividend or, if no cash dividend is paid by us during a quarter within the relevant six-month period, to holders of LYONs as of the 15th day preceding the last day of the relevant six-month period. We will make contingent interest payments on the last day of the relevant six-month period or, if we pay a regular cash dividend on our common stock during the relevant six-month period, on the payment date for such dividend.

     Regular cash dividends are quarterly or other periodic cash dividends on our common stock as declared by our board of directors as part of its cash dividend payment practices and that are not designated by them as extraordinary or special or other nonrecurring dividends. We have not paid cash dividends on our common stock since our inception, and our board of directors presently plans to reinvest our earnings in our business. Accordingly, it is anticipated that no cash dividends will be paid to holders of common stock in the foreseeable future. Additionally, certain covenants set forth in our lines of credit with certain banks prohibit us from paying dividends on our common stock.

     The market price of a LYON on any date of determination means the average of the secondary market bid quotations per LYON obtained by the bid solicitation agent for $10 million principal amount of LYONs at approximately 4:00 p.m., New York City time, on such determination date from three unaffiliated securities dealers we select, provided that if:

•	at least three such bids are not obtained by the bid solicitation agent, or

•	in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the LYONs,

then the market price of the LYON will equal (a) the then applicable conversion rate of the LYONs multiplied by (b) the average sale price of our common stock on the five trading days ending on such determination date, appropriately adjusted.

     The bid solicitation agent will initially be LaSalle Bank National Association. We may change the bid solicitation agent, but the bid solicitation agent will not be our affiliate. The bid solicitation agent will solicit bids from securities dealers that are believed by us to be willing to bid for the LYONs.

     Upon determination that LYONs holders will be entitled to receive contingent interest which may become payable during a relevant six-month period, on or prior to the start of such six-month period, we will issue a press release which we will also post on our web site.

Purchase of LYONs by Novellus Systems at the Option of the Holder

     On July 26, 2002, 2006, 2011, 2016, 2021 and 2026, holders may require us to purchase any outstanding LYON for which a written purchase notice has been properly delivered by the holder and not withdrawn, subject to certain additional conditions. Holders may submit their written purchase notice and LYONs for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to such purchase date until the close of business on the second business day immediately preceding such purchase date. The purchase price of a LYON on the relevant purchase date will be $1,000.

     We may, at our option, elect to pay the purchase price in cash, shares of common stock, or any combination thereof, provided that we will pay the purchase price solely in cash on July 26, 2002. For a discussion of the tax treatment of a holder receiving cash, shares of common stock or any combination thereof, see “Certain United States Federal Income Tax Considerations — Sale, Exchange, Conversion or Redemption.”

     In addition to the purchase price payable with respect to all LYONs purchased, we will pay any accrued and unpaid contingent interest with respect to such LYONs, in cash.

     We will be required to give notice on a date not less than 20 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

•	with respect to a purchase other than on July 26, 2002, whether we will pay the purchase price of LYONs in cash or common stock or any combination thereof, specifying the percentages of each;

•	with respect to a purchase other than on July 26, 2002, if we elect to pay in common stock, the method of calculating the market price of the common stock; and

•	the procedures that holders must follow to require us to purchase their LYONs.

     The purchase notice given by each holder electing to require us to purchase LYONs shall be given to the paying agent no later than the close of business on the second business day immediately preceding the purchase date and must state:

•	the certificate numbers of the holder’s LYONs to be delivered for purchase;

•	the portion of the principal amount of LYONs to be purchased, which must be $1,000 or an integral multiple of $1,000;

•	that the LYONs are to be purchased by us pursuant to the applicable provisions of the LYONs; and

•	with respect to a purchase other than on July 26, 2002, in the event we elect, pursuant to the notice that we are required to give, to pay the purchase price in common stock, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the purchase price or portion of the purchase price in common stock are not satisfied prior to the close of business on the business day immediately preceding the purchase date, as described below, whether the holder elects:

(1)	to withdraw the purchase notice as to some or all of the LYONs to which it relates, or

(2)	to receive cash in respect of the entire purchase price for all LYONs or portions of LYONs subject to such purchase notice.

     If the holder fails to indicate the holder’s choice with respect to the election described in the final bullet point above, the holder shall be deemed to have elected to receive cash in respect of the entire purchase price for all LYONs subject to the purchase notice in these circumstances.

     Any purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the purchase date. The notice of withdrawal shall state:

•	the principal amount being withdrawn;

•	the certificate numbers of the LYONs being withdrawn; and

•	the principal amount, if any, of the LYONs that remain subject to the purchase notice.

     With respect to a purchase other than on July 26, 2002, if we elect to pay the purchase price, in whole or in part, in shares of common stock, the number of shares of common stock to be delivered by us shall be equal to the portion of the purchase price to be paid in common stock divided by the market price of a share of common stock. We will pay cash based on the market price for all fractional shares of common stock in the event we elect to deliver common stock in payment, in whole or in part, of the purchase price.

     The “market price” means the average of the sale prices (determined as described in the following paragraph) of the common stock for the five-trading-day period ending on the third business day prior to the applicable purchase date. If the third business day prior to the applicable purchase date is not a trading day, the five-trading-day period shall end on the last trading day prior to such third business day. We will appropriately adjust the market price to take into account the occurrence, during the period commencing on the first of such trading days during such five-trading-day period and ending on such purchase date, of certain events that would result in an adjustment of the conversion rate with respect to the common stock.

     The “sale price” of the common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which the common stock is traded (which is currently the Nasdaq National Market). In the absence of a quotation, we will determine the sale price on the basis of such quotations as we consider appropriate.

     A “trading day” means a day during which trading in securities generally occurs on the Nasdaq National Market or, if the common stock is not quoted on the Nasdaq National Market, on the principal United States securities exchange on which the common stock is then listed or quoted.

     Because the market price of the common stock is determined prior to the applicable purchase date, holders of LYONs bear the market risk with respect to the value of the common stock to be received from the date such market price is determined to such purchase date. We may pay the purchase price or any portion of the purchase price in common stock only if the information necessary to calculate the market price is published in a daily newspaper of national circulation.

     Upon determination of the actual number of shares of common stock to be issued for each $1,000 principal amount of LYONs in accordance with the foregoing provisions, we will publish such information on our web site.

     In addition to the above conditions, our right to purchase LYONs, in whole or in part, with common stock on any purchase date other than July 26, 2002 is subject to our satisfying various conditions, including:

•	listing such common stock on the principal United States securities exchange on which our common stock is then listed or, if not so listed, on the Nasdaq National Market;

•	the registration of the common stock under the Securities Act and the Exchange Act, if required; and

•	any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

     If such conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will pay the purchase price of the LYONs to the holder entirely in cash. We may not change the form of components or percentages of components of consideration to be paid for the LYONs once we have given the notice that we are required to give to holders of LYONs, except as described in the first sentence of this paragraph.

     In connection with any purchase offer, we will:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then apply; and

•	file Schedule TO or any other required schedule under the Exchange Act.

     Our obligation to pay the purchase price for a LYON for which a purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the LYON, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. Payment of the purchase price, plus accrued and unpaid contingent interest, if any, for the LYON will be made promptly following the later of the purchase date and the time of delivery of the LYON.

     If the paying agent holds money or securities sufficient to pay the purchase price of the LYON on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the LYON will cease to be outstanding and contingent interest, if any, and liquidated damages, if any, on such LYON will cease to accrue, whether or not the LYON is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the LYON.

     Our ability to purchase LYONs with cash may be limited by the terms of our then existing borrowing agreements, as well as the amount of funds available to us to fund any such purchases.

     Other than on July 26, 2002, we may not purchase LYONs for cash at the option of holders if there has occurred and is continuing an event of default with respect to the LYONs, other than a default in the payment of the purchase price with respect to such LYONs.

Security

     Concurrent with the closing of the sale of the $880,000,000 aggregate principal amount of LYONs, we deposited with Union Bank of California, N.A. (the “Pledge Trustee”), pursuant to a pledge agreement and in trust for the benefit of the holders of the LYONs, a portion of the proceeds from the offering of such LYONs sufficient to purchase U.S. treasury securities (“Treasuries”) which (a) will mature on or before July 26, 2002 and (b) will, upon maturity (and including any interest received thereon), have a cash value equal to not less than $880,000,000. The funds deposited into the pledge account by us, the Treasuries and the cash received as interest upon, or upon maturity or liquidation of the Treasuries, and held in the pledge account by the Pledge Trustee are referred to as the “Pledged Assets”. The Pledged Assets will secure our obligations under the LYONs until July 26, 2002, including our obligation to purchase LYONs on July 26, 2002 in the event that holders of LYONs elect to require us to purchase their LYONs on that date. We may remove funds from the pledge account to the extent of any excess in such account over the amounts required to satisfy our obligations under the LYONs on or prior to July 26, 2002.

     The Pledged Assets have been pledged by us to the Pledge Trustee for the exclusive benefit of the holders of the LYONs and are held by the Pledge Trustee in a pledge account. On July 26, 2002, the Pledge Trustee will release from the pledge account proceeds sufficient to purchase LYONs from holders, if any, who elect to require us to purchase LYONs on such date.

     In the event that we become obligated to repay the LYONs on a date prior to July 26, 2002, whether as a result of a holder’s election upon a change of control, as a result of the occurrence of a default and acceleration or otherwise, there is no guarantee that funds received upon early liquidation of the Pledged Assets would result in funds sufficient to make full repayment of the principal amount of the LYONs.

     Under the pledge agreement, once we purchase LYONs on July 26, 2002 from holders electing to have their LYONs purchased on such date, all of the remaining proceeds, if any, will be released from the pledge account on July 27, 2002 and thereafter the LYONs will be unsecured.

Change in Control May Require Purchase of LYONs by Novellus Systems at the Option of the Holder

     In the event of any change in control, as defined below, occurring on or prior to July 26, 2006, each holder will have the right, at the holder’s option, subject to the terms and conditions of the indenture, to require us to purchase for cash all or any portion of the holder’s LYONs in integral multiples of $1,000 principal amount at a price equal to the principal amount of the LYONs to be repurchased.

     We will be required to purchase the LYONs as of the date that is no later than 35 business days after the occurrence of such change in control (a “change in control purchase date”).

     In addition to the change in control purchase price with respect to all LYONs purchased, we will pay any accrued and unpaid contingent interest with respect to such LYONs, in cash.

     Within 15 business days after the occurrence of a change in control, we are obligated to mail to the trustee and to all holders of LYONs at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the change in control, which notice shall state, among other things:

•	the events causing a change in control;

•	the date of such change in control;

•	the change in control purchase price;

•	the change in control purchase date;

•	the name and address of the paying agent and the conversion agent;

•	the conversion rate and any adjustments to the conversion rate;

•	that LYONs with respect to which a change in control purchase notice is given by the holder may be converted only if the change in control purchase notice has been withdrawn in accordance with the terms of the indenture;

•	the last date upon which a holder can exercise such right; and

•	the procedures that holders must follow to exercise these rights.

     To exercise this right, the holder must deliver a written notice to the paying agent at any time prior to the close of business on the business day prior to the change in control purchase date. The required purchase notice upon a change in control shall state:

•	the certificate numbers of the LYONs to be delivered by the holder;

•	the portion of the principal amount of LYONs to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

•	that we are to purchase such LYONs pursuant to the applicable provisions of the LYONs.

     A holder may withdraw any change in control purchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the change in control purchase date. The notice of withdrawal shall state:

•	the principal amount being withdrawn;

•	the certificate numbers of the LYONs being withdrawn; and

•	the principal amount, if any, of the LYONs that remain subject to a change in control purchase notice.

     Our obligation to pay the change in control purchase price for a LYON for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the LYON, together with necessary endorsements, to the paying agent at any time after the delivery of such change in control purchase notice. Payment of the change in control purchase price plus accrued and unpaid contingent interest, if any, for such LYON will be made promptly following the later of the change in control purchase date or the time of delivery of such LYON.

     If the paying agent holds money sufficient to pay the change in control purchase price of the LYON on the business day following the change in control purchase date in accordance with the terms of the indenture, then, immediately after the change in control purchase date, contingent interest, if any, and liquidated damages, if any, on such LYON will cease to accrue, whether or not the LYON is delivered to the paying agent, and all other rights of the holder shall terminate, other than the right to receive the change in control purchase price upon delivery of the LYON.

     Under the indenture, a “change in control” of Novellus Systems is deemed to have occurred at such time as:

•	any “person”, including its affiliates and associates, other than us, our subsidiaries or our or their employee benefit plans, or any “group” files a Schedule 13D or Schedule TO (or any successor schedule, form or report under the Exchange Act) disclosing that such person has become the “beneficial owner” of 50% or more of the voting power of Novellus Systems’ common stock or other capital stock into which Novellus Systems’ common stock is reclassified or changed, with certain exceptions, or has the power, directly or indirectly, to elect managers, trustees, or a majority of the members of our board of directors;

•	there shall be consummated any share exchange, consolidation or merger of Novellus Systems pursuant to which Novellus Systems’ common stock would be converted into cash, securities or other property, or Novellus Systems sells, assigns, conveys, transfers, leases, or otherwise disposes of all or substantially all of its assets, in each case other than pursuant to a share exchange, consolidation or merger of Novellus Systems in which the holders of Novellus Systems’ common stock immediately prior to the share exchange, consolidation or merger have, directly or indirectly, at least a majority of the total voting power in the aggregate of all classes of capital stock of the continuing or surviving corporation immediately after the share exchange, consolidation or merger; or

•	Novellus Systems is dissolved or liquidated.

     However, a change in control will not be deemed to have occurred if either:

•	the last sale price of our common stock for any five trading days during the ten trading days immediately preceding the change in control is 105% or more of the conversion price in effect on such day; or

•	in the case of a merger or consolidation that would otherwise be a change of control, all of the consideration (excluding cash payments for fractional shares) in the merger or consolidation consists of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such transaction) and as a result of such transaction or transactions the LYONs become convertible solely into such common stock.

     For purposes of this change in control definition:

•	“person” or “group” have the meanings given to them for purposes of Sections 13(d) and 14(d) of the Exchange Act or any successor provisions, and the term “group” includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule l3d-5(b)(1) under the Exchange Act, or any successor provision;

•	a “beneficial owner” will be determined in accordance with Rule l3d-3 under the Exchange Act, as in effect on the date of the indenture; and

•	the number of shares of our voting stock outstanding will be deemed to include, in addition to all outstanding shares of our voting stock and unissued shares deemed to be held by the “person” or “group” or other person with respect to which the change in control determination is being made, all unissued shares deemed to be held by all other persons;

     The term “all or substantially all” as used in the definition of change in control will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. There may be a degree of uncertainty in interpreting this phrase. As a result, we cannot assure you how a court would interpret this phrase under applicable law if you elect to exercise your rights following the occurrence of a transaction which you believe constitutes a transfer of “all or substantially all” of our assets.

     The indenture does not permit our board of directors to waive our obligation to purchase LYONs at the option of holders in the event of a change in control.

     In connection with any purchase offer in the event of a change in control, we will:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable;

•	file Schedule TO or any other required schedule under the Exchange Act; and

•	otherwise comply with all federal and state securities laws in connection with any offer by Novellus Systems to purchase the LYONs upon a change in control.

     The change in control purchase feature of the LYONs may in certain circumstances make more difficult or discourage a takeover of Novellus Systems. The change in control purchase feature, however, is not part of a plan by management to adopt a series of anti-takeover provisions nor is it the result of our knowledge of any specific effort:

•	to accumulate shares of our common stock; or

•	to obtain control of Novellus Systems by means of a merger, tender offer, solicitation or otherwise.

     Instead, the change in control purchase feature is a standard term contained in other LYONs offerings that have been marketed by Merrill Lynch. The terms of the change in control purchase feature resulted from negotiations between Merrill Lynch and us.

     We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the LYONs but that would increase the amount of our (or our subsidiaries) indebtedness, including senior indebtedness, outstanding or otherwise adversely affect a holder. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture. The incurrence of significant amount of additional debt could adversely affect our ability to service our debt, including the LYONs.

     We may not purchase LYONs for cash at the option of holders upon a change in control if there has occurred and is continuing an event of default with respect to the LYONs, other than a default in the payment of the change in control purchase price with respect to the LYONs.

Redemption of LYONs at the Option of Novellus Systems

     No sinking fund is provided for the LYONs. Prior to July 26, 2004, the LYONs will not be redeemable at our option. Beginning on July 26, 2004, we may redeem the LYONs for cash as a whole at any time, or in part from time to time, at a price equal to $1,000 per LYON. We will give not less than 15 days’ or more than 60 days’ notice of redemption by mail to holders of LYONs. LYONs or portions of LYONs called for redemption will be convertible by the holder, even if the market price contingency described under “— Conversion Rights” has not occurred, until the close of business on the second business day prior to the redemption date.

     In addition to the redemption prices payable with respect to all LYONs redeemed, on the redemption date we will pay any unpaid contingent interest accrued with respect to such LYONs, in cash, to the redemption date.

     If we redeem less than all of the outstanding LYONs, the trustee shall select the LYONs to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 by lot, pro rata or by any other method the trustee considers fair and appropriate. If a portion of a holder’s LYONs is selected for partial redemption and the holder converts a portion of the LYONs, the converted portion shall be deemed to be the portion selected for redemption.

Merger and Sales of Assets by Novellus Systems

     The indenture provides that we may not consolidate with or merge into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless, among other items:

•	the resulting, surviving or transferee person (if other than Novellus Systems) is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	such person assumes all obligations of Novellus Systems under the LYONs and the indenture; and

•	Novellus Systems or such successor person is not immediately thereafter in default under the indenture.

     Upon the assumption of the obligations of Novellus Systems by such a person in such circumstances, subject to certain exceptions, Novellus Systems will be discharged from all obligations under the LYONs and the indenture. Although such transactions are permitted under the indenture, certain of the foregoing transactions occurring on or prior to July 26, 2006 could constitute a change in control of Novellus Systems permitting each holder to require Novellus Systems or such successor person to purchase the LYONs of such holder as described above.

Events of Default

     The following are events of default for the LYONs:

•	default in payment of the principal amount, issue price, redemption price, purchase price or change in control purchase price with respect to any LYON when such becomes due and payable (whether or not such payments are prohibited by the subordination provisions of the indenture);

•	default in payment of any contingent interest which default continues for 30 days (whether or not such payments are prohibited by the subordination provisions of the indenture);

•	failure by Novellus Systems either to deliver shares of common stock (or to pay cash in lieu of fractional shares) in accordance with the terms of the indenture when such common stock is required to be delivered upon conversion of a LYON and such failure is not remedied for a period of 30 days;

•	failure by Novellus Systems to comply with any of its other material covenants in the indenture upon receipt by Novellus Systems of notice of such default by the trustee or by holders of not less than 25% in aggregate principal amount of the LYONs then outstanding and Novellus Systems’ failure to cure (or obtain a waiver of) such default within 60 days after receipt by Novellus Systems of such notice;

•	(a) failure of Novellus Systems to make any payment by the end of any applicable grace period after maturity of indebtedness in an amount (taken together with amounts in (b) below) in excess of $10,000,000 and continuance of such failure, or (b) the acceleration of indebtedness in an amount (taken together with amounts in (a) above) in excess of $10,000,000 because of a default with respect to such indebtedness without such indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled, in the case of (a) or (b) above, for a period of 30 days after receipt by Novellus Systems of a notice of default; provided, however, that if any such failure or acceleration referred to in (a) or (b) above shall cease or be cured, waived, rescinded or annulled, or in the event of senior indebtedness represented by our Participation Agreements, paid in full, then the event of default by reason thereof shall be deemed not to be continuing; or

•	certain events of bankruptcy or insolvency affecting Novellus Systems or any of its significant subsidiaries (as defined in the Securities Act).

     As used above, Participation Agreements refer to certain existing Participation Agreements having a current amount of approximately $300.5 million outstanding at June 30, 2001.

     If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the LYONs then outstanding may declare the issue price of the LYONs and any accrued and unpaid contingent interest, if any, through the date of such declaration, to be immediately due and payable. In the case of certain events of bankruptcy or insolvency of Novellus Systems, or any of its significant subsidiaries, the issue price of the LYONs and any accrued and unpaid contingent interest, if any, through the occurrence of such event, shall automatically become and be immediately due and payable. Upon any such acceleration, the subordination provisions of the indenture preclude any payment being made to holders of LYONs (except for payments made from funds then held pursuant to the pledge agreement for the benefit of holders of LYONs) until the earlier of (i) 120 days or more after the date of such acceleration and (ii) the payment in full of all senior indebtedness, but only if such payment is then otherwise permitted under the terms of the indenture. See “— Subordination of LYONs” above. Under certain circumstances, the holders of a majority in aggregate principal amount of the outstanding LYONs may rescind any such acceleration with respect to the LYONs and the consequences of such acceleration. Contingent interest, if any, shall accrue and be payable on demand upon a default in the payment of principal amount, issue price, redemption price, purchase price, change in control purchase price or shares of common stock (and cash in lieu of fractional shares), in each case to the extent that the payment of such contingent interest, if any, shall be legally enforceable.

     The trustee shall, within 90 days after the occurrence of any default, mail to all holders notice of all defaults of which the trustee is aware, unless such defaults shall have been cured or waived before the giving of such notice; provided, that the trustee may withhold such notice as to any default other than a payment default, if it determines in good faith that withholding the notice is in the interests of the holders.

     The holders of a majority in aggregate principal amount of the outstanding LYONs may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee, provided that such direction shall not be in conflict with any law or the indenture and subject to certain other limitations. The trustee may refuse to perform any duty or exercise any right or power or extend or risk its own funds or otherwise incur any financial liability unless it receives indemnity satisfactory to it against any loss, liability or expense. No holder will have any right to pursue any remedy with respect to the indenture or the LYONs, unless (i) such holder shall have previously given the trustee written notice of a continuing event of default; (ii) the holders of at least 25% in aggregate principal amount of the outstanding LYONs shall have made a written request to the trustee to pursue such remedy; (iii) such holder or holders shall have offered to the trustee reasonable security or indemnity against any loss, liability or expense satisfactory to it; (iv) the trustee shall have failed to comply with the request within 60 days after receipt of such notice, request and offer of security or indemnity; and (v) the holders of a majority in aggregate principal amount of the outstanding LYONs shall not have given the trustee a direction inconsistent with such request within 60 days after receipt of such request.

     The right of any holder: (a) to receive payment of the principal amount, issue price, redemption price, purchase price, change in control purchase price or shares of common stock (and cash in lieu of fractional shares), in respect of the LYONs held by such holder on or after the respective due dates expressed in the LYONs or as of any redemption date or (b) to bring suit for the enforcement of any such payment on or after such respective dates or the right to convert, shall not be impaired or adversely affected without such holder’s consent.

     The holders of a majority in aggregate principal amount of LYONs at the time outstanding may waive any existing default and its consequences except (i) any default in any payment on the LYONs, (ii) any default with respect to the conversion rights of the LYONs, or (iii) any default in respect of certain covenants or provisions in the indenture which may not be modified without the consent of each holder of LYONs as described in “— Modification” below. When a default is waived, it is deemed cured and shall cease to exist, but no such waiver shall extend to any subsequent or other default or impair any consequent right.

     We will be required to furnish to the trustee annually a statement as to any default by us in the performance and observance of our obligations under the indenture. In addition, we will file with the trustee written notice of the occurrence or any default or event of default within five business days of our becoming aware of such default or event of default.

Modification

     We and the trustee may modify or amend the indenture or the terms of the LYONs with the consent of the holders of at least a majority in principal amount of the LYONs then outstanding. However, without the consent of the holders of each outstanding LYON affected thereby, we may not:

•	alter the manner of calculation or rate of accrual of, or otherwise adversely affect the rights of holders of LYONs to receive contingent interest on any LYON or extend the time of payment of contingent interest;

•	make any LYON payable in money or securities other than that stated in the LYON;

•	extend the stated maturity of any LYON;

•	reduce the principal amount, issue price, redemption price, purchase price or change in control purchase price with respect to any LYON;

•	make any change that adversely affects the right of a holder to convert any LYON;

•	make any change that adversely affects the right to require us to purchase a LYON;

•	make any change relating to the subordination of the LYONs in a manner adverse to the holders thereof;

•	impair the right to receive payment with respect to the LYONs or the right to institute suit for the enforcement of any payment with respect to, or conversion of, the LYONs; or

•	change the provisions in the indenture that relate to modifying or amending the indenture.

     Notwithstanding the foregoing, without the consent of any holder of LYONs, we and the trustee may modify or amend the indenture or the terms of the LYONs for any of the following purposes:

•	to evidence a successor to us and the assumption by that successor of our obligations under the indenture and the LYONs;

•	to add to our covenants for the benefit of the holders of the LYONs or to surrender any right or power conferred upon us;

•	to secure our obligations in respect of the LYONs and the indenture;

•	to make any changes or modifications to the indenture necessary in connection with the registration of the LYONs under the Securities Act and the qualification of the LYONs under the Trust Indenture Act as contemplated by the indenture;

•	to cure any ambiguity, omission, defect or inconsistency in the indenture; or

•	to make any change that does not adversely affect the rights of any holders of LYONs.

     We may not modify or amend the indenture or the terms of the LYONs pursuant to the second, third, fourth or fifth bullets of the preceding paragraph without the consent of the holders of a majority in principal amount of the LYONs, if such modification or amendment materially and adversely affects the interests of the holders of the LYONs.

     No modification to the LYONs or the indenture may make any change that adversely affects the rights of any holder of senior indebtedness then outstanding unless the requisite holders of such senior indebtedness consent to such change pursuant to the terms of such senior indebtedness.

     The holders of a majority in principal amount of the outstanding LYONs may, on behalf of the holders of all LYONs:

•	waive compliance by us with restrictive provisions of the indenture, as detailed in the indenture; and

•	waive any past default under the indenture and its consequences, except a default in the payment of the principal amount, issue price, accrued and unpaid contingent interest, redemption price, purchase price or change in control purchase price or obligation to deliver shares of common stock upon conversion with respect to any LYON or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding LYON affected.

Book-Entry System

     The LYONs have been issued in the form of global securities held in book-entry form. DTC or its nominee is the sole registered holder of the LYONs for all purposes under the indenture. Owners of beneficial interests in the LYONs represented by the global securities will hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require purchase of their interests in the LYONs, in accordance with the procedures and practices of DTC. Beneficial owners will not be holders and will not be entitled to any rights provided to the holders of LYONs under the global securities or the indenture. Novellus Systems and the trustee, and any of their respective agents, may treat DTC as the sole holder and registered owner of the global securities.

Exchange of Global Securities

     LYONs represented by one or more global securities will be exchangeable for certificated securities in registered form with the same terms only if:

•	DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days;

•	we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary); or

•	a default under the indenture occurs and is continuing.

     DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC facilitates the settlement of transactions among its participants through electronic computerized book-entry changes in participants’ accounts, eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, including Merrill Lynch, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Discharge of the Indenture

     Novellus Systems may satisfy and discharge its obligations under the indenture by delivering to the trustee for cancellation all outstanding LYONs or by depositing with the trustee, the paying agent or the conversion agent, as applicable, after the LYONs have become due and payable, whether at stated maturity, or any redemption date, or any purchase date, or a change in control purchase date, or upon conversion or otherwise, cash or shares of common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding LYONs and paying all other sums payable under the indenture by Novellus Systems.

Calculations in Respect of LYONs

     We will be responsible for making all calculations called for under the LYONs. These calculations include, but are not limited to, determination of the market price of the LYONs and the sales price of our common stock and amounts of contingent interest, if any, payable on the LYONs. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of LYONs. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent verification.

Limitations of Claims in Bankruptcy

     If a bankruptcy proceeding is commenced in respect of Novellus Systems, the claim of the holder of a LYON is, under Title 11 of the United States Code, limited to the issue price of the LYON plus contingent interest, if any. In addition, the holders of the LYONs will be effectively subordinated to the senior indebtedness and other senior obligations of Novellus Systems’ subsidiaries.

Information Concerning the Trustee

     LaSalle Bank National Association is the trustee, registrar, paying agent and conversion agent under the indenture. We may maintain deposit accounts and conduct other banking transactions with the trustee in the normal course of business.

Information Concerning the Pledge Trustee

     Union Bank of California, N.A. is the Pledge Trustee.

Governing Law

     The indenture and the LYONs will be governed by, and construed in accordance with, the law of the State of New York.

DESCRIPTION OF CAPITAL STOCK

     The following summary description of provisions of our articles of incorporation and bylaws is qualified in its entirety by reference to the California General Corporation Law, our bylaws, and our articles of incorporation, as amended, which are incorporated by reference herein.

     Our authorized capital stock consists of 240,000,000 shares of common stock, no par value, and 10,000,000 shares of preferred stock, no par value.

Common Stock

     As of September 19, 2001 there were 143,260,071 shares of common stock outstanding held of record by approximately 977 shareholders.

     The holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders, except that upon giving the legally required notice, shareholders may cumulate their votes in the election of directors.

     Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription right. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of any offering will be fully paid and non-assessable.

     The common stock is listed on the Nasdaq National Market System under the symbol “NVLS.” The transfer agent and registrar for our common stock is Chase Mellon Shareholder Services.

Preferred Stock

     As of June 30, 2001, there were no shares of preferred stock outstanding. Under our articles of incorporation, as amended, the board of directors may direct the issuance of up to 10,000,000 shares of preferred stock in one or more series and with rights, preferences, privileges and restrictions, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, that may be fixed or designated by the board of directors without any further vote or action by our shareholders.

Description of Charter and Bylaws, Including Anti-Takeover Effects

     The following discussion of our articles of incorporation and bylaws is only a summary of certain provisions and does not purport to be a complete description thereof, and is qualified in its entirety by reference to the California law, the common law thereunder and the full text of our articles of incorporation and bylaws. While we believe that this description covers the material provisions within the articles and bylaws, this summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents referred to for a more complete understanding of the rights attendant to our shareholders.

Director Nominations and Shareholder Proposals. Our bylaws provide that shareholders may propose business to be brought before a meeting of shareholders or nominate directors only if they provide notice to us not less than 60 days nor more than 75 days prior to the date on which we mail our proxy materials for the current year’s annual meeting of our shareholders.

     Amendment to Governing Documents. Unless otherwise specified in a California corporation’s articles of incorporation, an amendment to the articles of incorporation requires the approval of the corporation’s board of directors and the affirmative vote of a majority of the outstanding shares entitled to vote thereon, either before or after the board approval, although certain minor amendments may be adopted by the board alone such as amendments causing stock splits (including an increase in the authorized number of shares in proportion thereto) and amendments changing names and addresses given in the articles. Our articles of incorporation do not require a greater level of approval for an amendment thereto. Under California law, the holders of the outstanding shares of a class of stock are entitled to vote as a class if a proposed amendment to the articles of incorporation would:

•	increase or decrease the aggregate number of authorized shares of such class;

•	effect an exchange, reclassification or cancellation of all or part of the shares of such class, other than a stock split;

•	effect an exchange, or create a right of exchange, of all or part of the shares of another class into the shares of such class;

•	change the rights, preferences, privileges or restrictions of the shares of such class;

•	create a new class of shares having rights, preferences or privileges prior to the shares of such class, or increase the rights, preferences or privileges or the number of authorized shares having rights, preference or privileges prior to the shares of such class;

•	in the case of preferred shares, divide the shares of any class into series having different rights, preferences, privileges or restrictions or authorize the board of directors to do so; or

•	cancel or otherwise affect dividends on the shares of such class which have accrued but have not been paid.

     Under California law, a corporation’s bylaws may be adopted, amended or repealed either by the board of directors or the shareholders of the corporation. Our bylaws provide that our bylaws may be adopted, amended or repealed either by the vote of the holders of a majority of the outstanding shares entitled to vote or by the board of directors; provided, however, that the board of directors may not amend our bylaws in order to change the provisions regarding adoption, amendment or repeal of our bylaws or to change the authorized number of directors (except to alter the authorized number of directors within the existing range of a minimum of four and a maximum of seven directors).

     Cumulative Voting. Under the cumulative voting provisions in our bylaws, each shareholder may cumulate such shareholder’s votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such shareholder’s shares are entitled, or such shareholder may distribute his or her votes among as many candidates as the shareholder sees fit. However, cumulative voting will not be available to our shareholders unless, at a meeting of shareholders, at least one shareholder has given written notice of his intention to cumulate votes prior to the voting, and will apply only to those candidates whose names have been placed in nomination prior to the voting.

     Shareholder Consent in Lieu of Meeting. Under California law, unless otherwise provided in the articles of incorporation, any action required to be taken or which may be taken at an annual or special meeting of shareholders may be taken without a meeting if a consent in writing is signed by the holders of outstanding stock having at least the minimum number of votes required to authorize such action. If consent is sought for less than all shareholders entitled to vote, notice as required under the California law shall be given. Our bylaws provide that directors may not be elected by written consent except by unanimous written consent of all shares entitled to vote for the election of directors.

     Indemnification. Under California law, a corporation has the power to indemnify present and former directors, officers, employees and agents against expenses, judgments, fines, settlements and other amounts (other than in connection with actions by or in the right of the corporation) if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful, and a corporation has the power to indemnify, with certain exceptions, any person who is a party to any action by or in the right of the corporation, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of the action if the person acted in good faith and in a manner the person believed to be in the best interests of the corporation and its shareholders.

     The indemnification authorized by California law is not exclusive, and a corporation may grant its directors, officers, employees or other agents certain additional rights to indemnification. Our articles of incorporation and our bylaws provide for the indemnification of our agents (as defined under the California law) to the fullest extent permissible under California law, which may be in excess of the indemnification expressly permitted by Section 317 of the California Corporations Code, subject to the limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to the corporation and its shareholders.

     California law also allows for the advance payment of an indemnitee’s expenses prior to the final disposition of an action, provided that the indemnitee undertakes to repay any such amount advanced if it is later determined that the indemnitee is not entitled to indemnification with regard to the action for which the expenses were advanced.

     Director Liability. California law provides that the charter documents of a corporation may include provisions which limit or eliminate the liability of directors to the corporation or its shareholders, provided such liability does not arise from certain proscribed conduct, including, in the case of California law, intentional misconduct or knowing and culpable violation of law, acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, the receipt of an improper personal benefit, acts or omissions that show reckless disregard for the director’s duty to the corporation or its shareholders, where the director in the ordinary course of performing a director’s duties should be aware of a risk of serious injury to the corporation or its shareholders, acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the corporation and its shareholders, interested transactions between the corporation and a director in which a director has a material financial interest and liability for improper distributions, loans or guarantees. Our articles of incorporation contain a provision limiting the liability of our directors to the fullest extent provided by California law.

     Anti-Takeover Provisions and Interested Shareholder/Shareholder Transactions. Our bylaws provide that in addition to the board of directors, the chairman of the board and the president, one or more shareholders holding not less than 10% of the voting power of the corporation may call a special meeting of the shareholders.

     California law provides that, except where the fairness of the terms and conditions of the transaction has been approved by the California Commissioner of Corporations and except in a “short-form” merger (the merger of a parent corporation with a subsidiary in which the parent owns at least 90% of the outstanding shares of each class of the subsidiary’s stock), if the surviving corporation or its parent corporation owns, directly or indirectly, shares of the target corporation representing more than 50% of the voting power of the target corporation prior to the merger, the non-redeemable common stock of a target corporation may be converted only into non-redeemable common stock of the surviving corporation or its parent corporation, unless all of the shareholders of the class consent. The effect of this provision is to prohibit a cash-out merger of minority shareholders, except where the majority shareholders already own 90% or more of the voting power of the target corporation and could, therefore, effect a short-form merger to accomplish such a cash-out of minority shareholders.

     Size of the Board of Directors. Under California law, as provided in the articles of incorporation or bylaws, the number of directors may be specific or may be not less than a stated minimum nor more than a stated maximum, with the exact number to be fixed by the board or the shareholders. The minimum number cannot be less than three. A bylaw changing or fixing a number of directors may only be adopted by approval of a majority of the outstanding shares. Our bylaws provide that the authorized number of directors of the corporation shall be not less than four nor more than seven, the exact number of directors to be fixed from time to time within such range by a bylaw or bylaw amendment adopted by a majority of the shares entitled to vote at a meeting of the shareholders at which a quorum is present or by the written consent of the holders of a majority of the outstanding shares entitled to vote or by the board of directors or a resolution of the board of directors.

     Filling Vacancies on the Board of Directors. Under California law, any vacancy on the board of directors other than one created by removal of a director may be filled by the board of directors, unless otherwise provided in the articles or bylaws. If the number of directors is less than a quorum, a vacancy may be filled by the unanimous written consent of the directors then in office, by the affirmative vote of a majority of the directors at a meeting held pursuant to notice or waivers of notice or by a sole remaining director. A vacancy created by removal of director can only be filled by the shareholders unless board approval is authorized by a corporation’s articles of incorporation or by a bylaw approved by the corporation’s shareholders. Our bylaws authorize only our shareholders to fill a vacancy created by the removal of a director.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

     Set forth below is a summary of certain United States federal income tax consequences of the purchase, ownership and disposition of the LYONs. This summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with LYONs held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax-exempt entities, persons holding LYONs in a tax-deferred or tax-advantaged account, or persons holding LYONs as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes. Persons considering the purchase of the LYONs should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the LYONs arising under the laws of any other taxing jurisdiction.

     We do not address all of the tax consequences that may be relevant to a U.S. Holder (as defined below). In particular, we do not address:

•	the United States federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of LYONs;

•	the United States federal estate, gift or alternative minimum tax consequences of the purchase, ownership or disposition of LYONs;

•	persons who hold the LYONs whose functional currency is not the United States dollar;

•	any state, local or foreign tax consequences of the purchase, ownership or disposition of LYONs; or

•	any federal, state, local or foreign tax consequences of owning or disposing of the common stock.

Accordingly, you should consult your own tax advisor regarding the tax consequences of purchasing, owning and disposing of the LYONs and the common stock in light of your own circumstances.

     A U.S. Holder is a beneficial owner of the LYONs who or which is:

•	a citizen or individual resident of the United States, as defined in Section 7701(b) of the Internal Revenue Code of 1986, as amended (which we refer to as the Code);

•	a corporation or partnership, including any entity treated as a corporation or partnership for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia unless, in the case of a partnership, Treasury regulations are enacted that provide otherwise;

•	an estate if its income is subject to United States federal income taxation regardless of its source; or

•	a trust if (1) a United States court can exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of its substantial decisions.

Notwithstanding the preceding sentence, certain trusts in existence on August 20, 1996, and treated as a U.S. Holder prior to such date, may also be treated as U.S. Holders. A Non-U.S. Holder is a holder of LYONs other than a U.S. Holder of LYONs.

     We urge prospective investors that are Non-U.S. Holders to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the LYONs, including the application of United States withholding taxes.

     No statutory, administrative or judicial authority directly addresses the treatment of the LYONs or instruments similar to the LYONs for United States federal income tax purposes. No rulings have been sought or are expected to be sought from the Internal Revenue Service (which we refer to as the IRS) with respect to any of the United States federal income tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions. As a result, no assurance can be given that the IRS will agree with the tax characterizations and the tax consequences described below.

     WE URGE PROSPECTIVE INVESTORS TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE LYONS AND THE COMMON STOCK IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

Classification of the LYONs

     We have received an opinion from our tax counsel, Shearman & Sterling, that the LYONs will be treated as indebtedness for United States federal income tax purposes and that the LYONs will be subject to the special regulations governing contingent payment debt instruments (which we refer to as the CPDI regulations).

Accrual of Interest on the LYONs

     Pursuant to the terms of the indenture, we and each holder of the LYONs agree, for United States federal income tax purposes, to treat the LYONs as debt instruments that are subject to the CPDI regulations. Pursuant to these regulations, U.S. Holders of the LYONs will be required to accrue interest income on the LYONs, in the amounts described below, regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting. Accordingly, U.S. Holders will be required to include interest in taxable income in each year in excess of the accruals on the LYONs for non-tax purposes and in excess of any contingent interest payments actually received in that year.

     The CPDI regulations provide that a U.S. Holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the LYONs that equals:

(1)	the product of (i) the adjusted issue price (as defined below) of the LYONs as of the beginning of the accrual period; and (ii) the comparable yield to maturity (as defined below) of the LYONs, adjusted for the length of the accrual period;

(2)	divided by the number of days in the accrual period; and

(3)	multiplied by the number of days during the accrual period that the U.S. Holder held the LYONs.

     A LYONs’ issue price is the first price to the public at which a substantial amount of the LYONs is sold, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a LYON is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the amount of any projected payments, as defined below, with respect to the LYONs.

     Shearman & Sterling, our tax counsel, has advised us that the term “comparable yield” means the annual yield we would pay, as of the initial issue date, on a fixed-rate, non-convertible debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the LYONs. Based in part on that advice, we intend to take the position that the comparable yield for the LYONs is 8.62%, compounded semi-annually. The specific yield, however, is not entirely clear. If the comparable yield were successfully challenged by the IRS, the redetermined yield could be materially greater or less than the comparable yield provided by us. Moreover, the projected payment schedule could differ materially from the projected payment schedule provided by us.

     The CPDI regulations require that we provide to U.S. Holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as projected payments, on the LYONs. This schedule must produce the comparable yield. The projected payment schedule includes estimates for certain payments of contingent interest and an estimate for a payment at maturity taking into account the conversion feature.

     The comparable yield and the schedule of projected payments will be set forth in the indenture. U.S. Holders may also obtain the projected payment schedule by submitting a written request for such information to Investor

Relations, Novellus Systems, Inc., 4000 North First Street, San Jose, California 95134, Tel: (408) 943-9700, Fax: (408) 943-3422.

     For United States federal income tax purposes, a U.S. Holder must use the comparable yield and the schedule of projected payments in determining its interest accruals, and the adjustments thereto described below, in respect of the LYONs, unless such U.S. Holder timely discloses and justifies the use of other estimates to the IRS. A U.S. Holder that determines its own comparable yield or schedule of projected payments must also establish that our comparable yield or schedule of projected payments is unreasonable.

     THE COMPARABLE YIELD AND THE SCHEDULE OF PROJECTED PAYMENTS ARE NOT DETERMINED FOR ANY PURPOSE OTHER THAN FOR THE DETERMINATION OF A U.S. HOLDER’S INTEREST ACCRUALS AND ADJUSTMENTS THEREOF IN RESPECT OF THE LYONS FOR UNITED STATES FEDERAL INCOME TAX PURPOSES AND DO NOT CONSTITUTE A PROJECTION OR REPRESENTATION REGARDING THE ACTUAL AMOUNTS PAYABLE ON THE LYONS.

     Amounts treated as interest under the CPDI regulations are treated as original issue discount for all purposes of the Code.

Adjustments to Interest Accruals on the LYONs

     If, during any taxable year, a U.S. Holder receives actual payments with respect to the LYONs for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a “net positive adjustment” under the CPDI regulations equal to the amount of such excess. The U.S. Holder will treat a “net positive adjustment” as additional interest income for the taxable year. For this purpose, the payments in a taxable year include the fair market value of property received in that year.

     If a U.S. Holder receives in a taxable year actual payments with respect to the LYONs for that taxable year that in the aggregate were less than the amount of projected payments for that taxable year, the U.S. Holder will incur a “net negative adjustment” under the CPDI regulations equal to the amount of such deficit. This adjustment will (a) reduce the U.S. Holder’s interest income on the LYONs for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. Holder’s interest income on the LYONs during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments.

     If a U.S. Holder purchases LYONs at a discount or premium to the adjusted issue price, the discount will be treated as a positive adjustment and the premium will be treated as a negative adjustment. The U.S. Holder must reasonably allocate the adjustment over the remaining term of the LYONs by reference to the accruals of original issue discount at the comparable yield or to the projected payments. It may be reasonable to allocate the adjustment over the remaining term of the LYONs pro rata with the accruals of original issue discount at the comparable yield. You should consult your tax advisors regarding these allocations.

Sale, Exchange, Conversion or Redemption

     Generally, the sale or exchange of a LYON, or the redemption of a LYON for cash, will result in taxable gain or loss to a U.S. Holder. As described above, our calculation of the comparable yield and the schedule of projected payments for the LYONs, includes the receipt of stock upon conversion as a contingent payment with respect to the LYONs. Accordingly, we intend to treat the receipt of our common stock by a U.S. Holder upon the conversion of a LYON, or upon the redemption of a LYON where we elect to pay in common stock, as a contingent payment under the CPDI regulations. As described above, holders are generally bound by our determination of the comparable yield and the schedule of projected payments. Under this treatment, a conversion or such a redemption will also result in taxable gain or loss to a U.S. Holder. The amount of gain or loss on a taxable sale, exchange, conversion or redemption will be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. Holder, including the fair market value of any of our common stock received, and (b) the U.S. Holder’s adjusted tax basis in the LYON. A U.S. Holder’s adjusted tax basis in a LYON on any date will generally be equal to the U.S. Holder’s original purchase price for the LYON, increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above, other than adjustments to reflect discount or premium to the adjusted issue price, if any), and decreased by the amount of any projected payments, as defined above, projected to have been made through such date. Gain recognized upon a sale, exchange, conversion or redemption of a LYON will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the LYON is held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

     A U.S. Holder’s tax basis in our common stock received upon a conversion of a LYON or upon a U.S. Holder’s exercise of a put right that we elect to pay in common stock will equal the then current fair market value of such common stock. The U.S. Holder’s holding period for the common stock received will commence on the day immediately following the date of conversion or redemption.

Constructive Dividends

     If at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for federal income tax purposes and, in accordance with the anti-dilution provisions of the LYONs, the conversion rate of the LYONs is increased, such increase may be deemed to be the payment of a taxable dividend to holders of the LYONs.

     For example, an increase in the conversion rate in the event of distributions of our evidences of indebtedness or our assets or an increase in the event of an extraordinary cash dividend will generally result in deemed dividend treatment to holders of the LYONs, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for common stock will not.

Treatment of Non-U.S. Holders

     Payment of contingent interest made to Non-U.S. Holders, the amount of which is determined by reference to the amount of dividends paid by us on shares of our common stock, if any, will not be exempt from United States federal income or withholding tax and, therefore, Non-U.S. Holders will be subject to withholding on such payments of contingent interest at a rate of 30%, subject to reduction by an applicable treaty or upon the receipt of a Form W-8ECI from a Non-U.S. Holder claiming that the payments are effectively connected with the conduct of a United States trade or business. A Non-U.S. Holder that is subject to the withholding tax should consult its tax advisors as to whether it can obtain a refund for a portion of the withholding tax, either on the grounds that some portion of the contingent interest represents a return of principal under the CPDI regulations, or on other grounds.

     All other payments on the LYONs made to a Non-U.S. Holder, including a payment in common stock pursuant to a conversion, and any gain realized on a sale or exchange of the LYONs (other than income or gain attributable to accrued contingent interest payments), will be exempt from United States income or withholding tax, provided that: (i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership, and is not a bank receiving interest described in section 881(c)(3)(A) of the Code; (ii) the statement requirement set forth in section 871(h) or section 881(c) of the Code has been fulfilled with respect to the beneficial owner, as discussed below; (iii) such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States; and (iv) our common stock continues to be actively traded within the meaning of section 871(h)(4)(C)(v)(I) of the Code (which, for these purposes and subject to certain exceptions, includes trading on the NYSE).

     The statement requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a LYONs certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person and provides its name, address and such other information as the form may require.

     If a Non-U.S. Holder of the LYONs is engaged in a trade or business in the United States, and if interest on the LYONs is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular United States federal income tax on interest and on any gain realized on the sale or exchange of the LYONs in the same manner as if it were a U.S. Holder. In lieu of the certificate described in the preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax. In addition, if such a Non-U.S. Holder is a foreign corporation, such Non-U.S. Holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Backup Withholding Tax and Information Reporting

     Payments of principal, premium, if any, and interest (including original issue discount and a payment in common stock pursuant to a conversion of the LYONs) on, and the proceeds of disposition of, the LYONs may be subject to information reporting and United States federal backup withholding tax if the U.S. Holder thereof fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. Any amounts so withheld will be allowed as a credit against such U.S. Holder’s United States federal income tax liability.

Consequences of the Expiration of the Security Arrangement

     The expiration of the security arrangement and the release of the pledged assets to us pursuant to the pledge agreement will not be a taxable event for United States federal income tax purposes and will not otherwise alter the treatment of the holders of the LYONs for United States federal income tax purposes.

SELLING SECURITY HOLDERS

     The LYONs were originally issued by us and sold to Merrill Lynch, Pierce, Fenner & Smith Incorporated in a transaction exempt from the registration requirements of the Securities Act. Merrill Lynch resold the LYONs to persons believed by Merrill Lynch to be “qualified institutional buyers” (as defined by Rule 144A under the Securities Act) in a transaction also exempt from the registration requirements of the Securities Act. The selling security holders (which term includes their transferees, pledgees, donees or successors) may from time to time offer and sell pursuant to this prospectus any and all of the LYONs and the shares of common stock issuable upon conversion and/or redemption of the LYONs.

     Any or all of the LYONs or common stock issuable upon conversion and/or redemption of the LYONs may be offered for sale pursuant to this prospectus by the selling security holders from time to time. Accordingly, no estimate can be given as to the amounts of LYONs or common stock that will be held by the selling security holders upon consummation of any such sales. The names of each selling security holder, the principal amount of LYONs that may be offered by such selling security holder pursuant to this prospectus and the number of shares of common stock into which such LYONs are convertible will be set forth in a prospectus supplement, if required. Unless described in the prospectus supplement, none of the selling security holders has had a material relationship with us or any of our predecessors or affiliates within the past three years.

     Because the selling security holders may offer all, some or none of their LYONs or the underlying common stock from time to time, we can not estimate the amount of the LYONs or the underlying common stock that will be held by the selling security holders upon the termination of any particular offering. See “Plan of Distribution.”

	Aggregate
	Principal Amount
	of LYONs at	Percentage	Common Stock	Common Stock
Name of	Maturity That	of LYONs	Beneficially Owned	Registered
Beneficial Owner	May be Sold (1)	Outstanding	Prior to Conversion	Hereby (2)

Wilmington Trust Company as Owner Trustee for the Forrestal Funding Master	$65,000,000	7.39%	—	851,178

Amaranth Securities LLC	40,000,000	4.55%	—	523,802

MLQA Convertible Securities Arbitrage Ltd.	25,000,000	2.84%	—	327,376

Susquehanna Capital Group	20,000,000	2.27%	—	261,901

Continental Casualty Company	13,000,000	1.48%	—	170,236

Continental Assurance Company on Behalf of its Separate Account(E)	12,000,000	1.36%	—	157,140

KBC Financial Products USA Inc.	10,000,000	1.14%	—	130,950

St. Albans Partners Ltd.	8,000,000	*	—	104,760

Peoples Benefit Life Insurance Company (Teamsters Separate Account)	7,000,000	*	—	91,665

Allstate Insurance Company	6,000,000 (3)	*	245,100 (4)	78,570 (5)

HBK Master Fund L.P.	5,000,000	*	73,200	65,475

Yield Strategies Fund II, L.P.	4,000,000	*	—	52,380

Allstate Life Insurance Company	4,000,000	*	5,100	52,380

Zola Partners, LP	2,000,000	*	—	26,190

Retail Clerks Pension Trust #2	2,000,000	*	—	26,190

Bank of America Pension Plan	2,000,000	*	—	26,190

General Motors Welfare Benefit Trust (VEBA)	2,000,000	*	—	26,190

Retail Clerks Pension Trust	2,000,000	*	—	26,190

HSBC Trustee Zola Managed Trust	1,200,000	*	—	15,714

Yield Strategies Fund I, L.P.	1,000,000	*	—	13,095

Circlet (IMA) Limited	1,000,000	*	—	13,095

Duckbill & Co.	1,000,000	*	—	13,095

Lyxor Master Fund	800,000	*	—	10,476

	Aggregate
	Principal Amount
	of LYONs at	Percentage	Common Stock	Common Stock
Name of	Maturity That	of LYONs	Beneficially Owned	Registered
Beneficial Owner	May be Sold (1)	Outstanding	Prior to Conversion	Hereby (2)

All other holders of LYONs or future transferees, pledgees, donees or successors of any such holders(6)(7)	650,000,000	73.86%	—	8,511,776

Total	$880,000,000	100%	318,300	11,523,635

*	Less than 1%

(1)	Assumes none of the holder’s LYONs are converted into shares of Common Stock.

(2)	Assumes conversion of all of the holder’s LYONs at a conversion rate of 13.09504 shares of common stock per $1,000 principal amount at maturity of the LYONs. However, this conversion rate will be subject to adjustment as described under “Description of the LYONs — Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the LYONs may increase or decrease in the future.

(3)	Includes $4,000,000 beneficially owned by Allstate Life Insurance Company ("ALIC"), a subsidiary of Allstate Insurance Company ("AIC"), and $2,000,000 beneficially owned by AIC.

(4)	Includes (1) 5,100 shares of common stock held by ALIC; (2) 7,000 shares of common stock held by Allstate New Jersey Insurance Company, an indirect subsidiary of AIC; and (3) 24,900 shares of common stock and 59,200 shares of common stock held by Agents Pension Plan and Allstate Retirement Plan, respectively, each of which are employer sponsored plans maintained for Allstate employees and agents.
(5)	Includes 52,380 shares of common stock beneficially owned by ALIC and 26,190 shares of common stock beneficially owned by AIC.
(6)	Information about other selling security holders will be set forth in prospectus supplements, if required.

(7)	Assumes that any other holders of LYONs, or any future transferees, pledgees, donees or successors of or from any such other holders of LYONs, do not beneficially own any common stock other than the common stock issuable upon conversion of the LYONs at the initial conversion rate.

     The preceding table has been prepared based upon information furnished to us by the selling security holders named in the table. Information about the selling security holders may change from time to time. Any changed information will be set forth in prospectus supplements, if required.

PLAN OF DISTRIBUTION

     The LYONs and the common stock are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the LYONs and the common stock covered by this prospectus.

     We will not receive any of the proceeds from the offering of LYONs or the common stock by the selling security holders. We have been advised by the selling security holders that the selling security holders may sell all or a portion of the LYONS and common stock beneficially owned by them and offered hereby from time to time on any exchange on which the securities are listed on terms to be determined at the times of such sales. The selling security holders may also make private sales directly or through a broker or brokers. Alternatively, any of the selling security holders may from time to time offer the LYONs or the common stock beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling security holders and the purchasers of the LYONs and the common stock for whom they may act as agent. The aggregate proceeds to the selling security holders from the sale of the LYONs or common stock offering by them hereby will be the purchase price of such LYONs or common stock less discounts and commissions, if any.

     The LYONs and common stock may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. These prices will be determined by the holders of such securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection therewith.

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

     In connection with sales of the LYONs and the underlying common stock or otherwise, the selling security holders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the LYONs and the underlying common stock in the course of hedging their positions. The selling security holders may also sell the LYONs and underlying common stock short and deliver LYONs and the underlying common stock to close out short positions, or loan or pledge LYONs and the underlying common stock to broker-dealers that in turn may sell the LYONs and the underlying common stock.

     To our knowledge, there are currently no plans, arrangements or understandings between any selling security holders and any underwriter, broker-dealer or agent regarding the sale of the LYONs and the underlying common stock by the selling security holders. Selling security holders may not sell any or all of the LYONs and the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling security holder will not transfer, devise or gift the LYONs and the underlying common stock by other means not described in this prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

     Our outstanding common stock is listed for trading on the Nasdaq National Market.

     The selling security holders and any broker and any broker-dealers, agents or underwriters that participate with the selling security holders in the distribution of the LYONs or the common stock may be deemed to be “underwriters” within the meaning of the Securities Act, in which event any commission received by such broker-dealers, agents or underwriters and any profit on the resale of the LYONs or the common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     In addition, in connection with any resales of LYONs, any broker-dealer who acquired the LYONs for its own account as a result of market-making activities or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. Broker-dealers may fulfill their prospectus delivery requirements with respect to the LYONs (other than a resale of an unsold allotment from the original sale of the outstanding LYONs) with this prospectus. In addition, all security holders effecting transactions in the LYONs may be required to deliver a prospectus and any and all supplements or amendments thereto.

     The LYONs were issued and sold on July 26, 2001 in transactions exempt from the registration requirements of the Securities Act. We have agreed to indemnify each selling security holder, and each selling security holder has agreed to indemnify us and each other selling shareholder against certain liabilities arising under the Securities Act.

     The selling security holders and any other persons participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of the LYONs and the underlying common stock by the selling security holders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the LYONs and the underlying common stock to engage in market-making activities with respect to the particular LYONs and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the LYONs and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the LYONs and the underlying common stock.

     We will use our reasonable efforts to keep the registration statement of which this prospectus is a part effective until the earlier of (i) the sale pursuant to the registration statement of all the securities registered thereunder and (ii) the expiration of the holding period applicable to such securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision, subject to certain permitted exceptions in which case we may prohibit offers and sales of LYONs and common stock pursuant to the registration statement to which this prospectus relates.

LEGAL MATTERS

     The validity of the LYONs and the shares of common stock issuable upon conversion of the LYONs will be passed upon for us by Morrison & Foerster LLP, Palo Alto, California. Certain matters relating to United States federal taxation will be passed upon by Shearman & Sterling, Washington, D.C.

EXPERTS

     The consolidated financial statements of Novellus Systems, Inc. at December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, appearing in Novellus Systems Inc.’s Current Report (Form 8-K) have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference which, as to the years 2000, 1999 and 1998, are based in part on the reports of Arthur Andersen LLP, independent public accountants. The financial statements referred to above are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.